Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

JUNE 20, 2024

DATED AS OF MAY 14, 2024

TSX: OLA NYSE AMERICAN: ORLA

TSX: OLA NYSE AMERICAN: ORLA

LETTER TO SHAREHOLDERS

May 14, 2024

Dear Fellow Shareholders,

On behalf of the Board of Directors (the “Board”) of Orla Mining Ltd. (“Orla” or the “Company”), we invite you to attend our 2024 annual general and special meeting (the “Meeting”) of the holders of common shares of Orla, which will be held on June 20, 2024 at 8:00 am (PST) in virtual format via conference call.

2023 IN REVIEW

I am proud to report that 2023 represented continued success for Orla in a number of areas:

●	Strong Operating Performance: Our Camino Rojo Oxide Mine, in Zacatecas, Mexico, achieved continued operating success, as we exceeded the high end of our increased 2023 annual production guidance at industry leading costs.

●	Employee Health & Safety and Environmental Management: Perhaps more importantly, the operational success of the Company was achieved while maintaining the health and safety of our employees and protecting the local communities in the jurisdictions in which we operate, as well as upholding a strong environmental record.

●	Financial Strength: In addition to the cash flow generated from our operational performance, we improved our liquidity through the extension and expansion in our revolving credit facility.

●	Exploration & Project Advancement: We continued to advance exploration and study work on our large prospective land packages in Mexico and Nevada, as we seek to grow and diversify our operating platform.

●	Sustainability: We continued to advance our overall sustainability efforts, which included the release of our inaugural Sustainability Report, as we seek to transparently report on our efforts.

THE MEETING

The enclosed management information circular (the “Circular”) provides important information on the matters to be considered at the Meeting, including information about the nominated directors, our director and executive compensation programs and our governance practices. You will also be given the opportunity to vote on our approach to executive compensation. Your vote is advisory and will provide our Human Resources and Compensation Committee and the Board with important feedback. Finally, you will also be asked to approve the unallocated stock options under Orla’s stock option plan.

Your participation at the Meeting is important to us, regardless of the number of Shares that you own. We encourage you to read the Circular and to exercise your right to vote on the items for consideration at the Meeting. If you are unable to attend the Meeting, we encourage you to complete and return your form of proxy or voting instruction form in accordance with the instructions in the Circular to ensure that your votes are counted.

LOOKING FORWARD

We have carried our momentum into 2024 with continued operational performance on the wave of all- time high gold prices. We are also unlocking value within our project and exploration portfolio. This operational strength coupled with tangible growth will help us generate value for our stakeholders over the long term.

THANK YOU

On behalf of the Board, thank you for your continued support and engagement and we look forward to your participation at the Meeting.

Sincerely,

“Charles Jeannes”

Chairman of the Board of Directors

ORLA MINING LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual general and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Company”) will be held via conference call on the 20th day of June, 2024, at 8:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2023, together with the report of the auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to appoint Ernst & Young LLP as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider a non-binding advisory resolution on the Company’s approach to executive compensation, as more fully described in the accompanying management information circular (the “Circular”);

(e)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to approve all unallocated stock options under the Company’s stock option plan, as more particularly described in the accompanying Circular; and

(f)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Meeting will be held in a virtual only format, which will be conducted via conference call and available for guests via live webcast, as follows:

Conference Call (Participant or Guest): 877-407-6184 (toll free)

Webcast (Guest Only): https://event.choruscall.com/mediaframe/webcast.html?webcastid=zeJt8Lgd

Only registered Shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting via conference call, provided they are connected to the call and comply with all of the requirements set out in the Circular. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate, vote and ask questions at the Meeting. Any person, including registered shareholders and duly appointed proxyholders, who participates at the Meeting via webcast will not be able to vote on matters put before the Meeting, ask questions, or otherwise participate at the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular. Non-registered Shareholders (being Shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting via conference call or webcast as guests, but guests will not be able to vote, ask questions or otherwise participate at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the Circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Dated May 14, 2024.

By Order of the Board of Directors

“Jason Simpson”

Jason Simpson

President, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (“Management”) of Orla Mining Ltd. (the “Company” or “Orla”) of proxies to be used at the Company’s annual general and special meeting of the holders (“Shareholders”) of common shares of the Company (the “Common Shares”) to be held on June 20, 2024 (the “Meeting”) or at any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (“Notice of Meeting”).

The Meeting will be held in a virtual only format, which will be conducted via conference call and available for guests via live webcast. Shareholders and duly appointed proxyholders can attend the Meeting as follows:

Conference Call (Participant or Guest): 877-407-6184 (toll free)

Webcast (Guest Only): https://event.choruscall.com/mediaframe/webcast.html?webcastid=zeJt8Lgd

Only registered Shareholders and duly appointed proxyholders will be able to vote and ask questions in real time at the Meeting via conference call, provided they are connected to the call and comply with all of the requirements set out in this Circular. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate, vote and ask questions at the Meeting. Any person, including registered shareholders and duly appointed proxyholders, who participates at the Meeting via webcast only will not be able to vote on matters put before the Meeting, ask questions or otherwise participate at the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting via conference call, see “Voting at the Virtual Meeting” below.

Except as otherwise indicated, the information contained in this Circular is stated as at May 14, 2024. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

SOLICITATION OF PROXIES

It is anticipated that the solicitations will be made primarily by mail in relation to the delivery of the Circular. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of the solicitation will be borne by the Company. The Company has arranged for Intermediaries (as defined below) to forward the meeting materials to Non-Registered Shareholders (as defined below) and the Company will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

This solicitation of proxies and voting instruction forms involves securities of a Company located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.

APPOINTMENT AND REVOCATION OF PROXIES

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Company (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to represent the

Shareholder at the Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary and follow the applicable instructions provided by your Intermediary.

VOTING OF PROXIES

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

REGISTERED SHAREHOLDERS

In the case of registered Shareholders (“Registered Shareholders”), the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or online via www.investorvote.com. To be effective, a proxy must be received not later than 8:00 a.m. (Vancouver time) on June 18, 2024, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, to the head office of the Company at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or by dialing into the Meeting via conference call and accepting the terms and conditions (see “Voting at the Virtual Meeting” below). A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

NON-REGISTERED HOLDERS

Only Registered Shareholders (or duly appointed proxyholders) are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Shareholder”), but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBOs”). Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners (“OBOs”).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54- 101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. The Company intends to pay for Intermediaries to deliver the Meeting Materials to OBOs.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non- Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Company’s registrar and transfer agent, Computershare, as provided above; or

(b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”), which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. In addition, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder will not be able to vote the Common Shares on all or, as applicable, any matters at the Meeting. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

VOTING AT THE VIRTUAL MEETING

The Company will hold its Meeting in a virtual only format, which will be conducted via conference call and available for guests via live webcast. The Company believes that hosting a virtual meeting will increase participation by its Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

In order to streamline the Meeting process, the Company encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Shareholders wishing to attend the Meeting may continue to do so as follows:

Conference Call (Participant or Guest): 877-407-6184 (toll free)

Webcast (Guest Only): https://event.choruscall.com/mediaframe/webcast.html?webcastid=zeJt8Lgd

Only Registered Shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call, provided they are connected to the call and comply with all of the requirements set out in this Circular. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate, vote and ask questions at the Meeting. Any person, including Registered Shareholders and duly appointed proxyholders, who participates at the Meeting via webcast will not be able to vote on matters put before the Meeting, ask questions or otherwise participate at the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular. If you attend the Meeting via conference call, it is important that you call in early and remain connected for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The Meeting will begin promptly at 8:00 a.m. (Vancouver time) on June 20, 2024, unless otherwise adjourned or postponed. You should allow ample time for the check-in procedures prior to the start of the Meeting.

Registered Shareholders and duly appointed proxyholders who participate in the Meeting via conference call may ask questions in accordance with the instructions provided at the Meeting. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting, but will not be able to vote, ask questions or otherwise participate at the Meeting. This is because the transfer agent, Computershare, does not have a record of the Non- Registered Shareholders and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Non-Registered Shareholder appoints itself as proxyholder.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary.

A summary of the information Shareholders will need to attend and vote at the virtual meeting is provided below.

•	Registered Shareholders and duly appointed proxyholders must dial in prior to the start of the Meeting and, once dialed in, follow the instructions provided.

•	Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder can listen to the Meeting, but will not be able to vote, ask questions or otherwise participate at the Meeting. Log in online through the webcast or dial-in via conference call, and then complete the registration.

If you are dialing into the Meeting via conference call and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies: (i) do not accept the terms and conditions, in which case you can only enter the Meeting via conference call as a guest; or (ii) join the Meeting via webcast, in which case you will be able to listen to the Meeting, but, in both cases, you will not be able to vote, ask questions or otherwise participate at the Meeting.

RECORD DATE

The board of directors of the Company (the “Board”) has fixed May 14, 2024 (the “Record Date”) as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the Canada Business Corporation Act (the “CBCA”), the Company or its transfer agent will prepare a list of holders of Common Shares on the Record Date. Each Shareholder named in the list or such Shareholder’s proxy will be entitled to vote the Common Shares shown opposite such Shareholder’s name on the list at the Meeting.

VOTING SHARES

The authorized voting securities of the Company consist of an unlimited number of Common Shares. As at Record Date, the Company had 318,259,449 Common Shares outstanding, each carrying the right to one vote. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

QUORUM

A quorum will be present at the Meeting if there are at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Common Shares.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, controlled or directed, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares except the following:

Shareholder	Number of Common Shares	% of Outstanding Common Shares
Fairfax Financial Holdings Limited	55,655,229	17.5%
Newmont Corporation (“Newmont”)	43,245,294	13.6%
Pierre Lassonde	31,840,763(1)	10.0%
Agnico Eagle Mines Limited (“Agnico Eagle”)	27,602,589(2)	8.7%
Notes:

1.	Mr. Lassonde also holds warrants to purchase 6,700,000 Common Shares, which upon exercise and together with his Common Shares represents approximately 11.9% of the Common Shares on a partially-diluted basis.
2.	Agnico Eagle also holds warrants to purchase 10,400,000 Common Shares, which upon exercise and together with its Common Shares represents approximately 11.6% of the Common Shares on a partially-diluted basis.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No: (i) director or executive officer of the Company at any time since the beginning of the last completed financial year; (ii) proposed nominee for election as a director; or (iii) any associate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements for the financial year ended December 31, 2023 and the report of the auditor thereon will be placed before the Shareholders at the Meeting, but no vote thereon is required. These documents are available upon request or they can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on its website at www.orlamining.com.

ELECTION OF DIRECTORS

The Company’s Articles of Arrangement (the “Articles”) provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors and the term of office of each of the present directors expires at the close of the Meeting. The Board has fixed the size of the Board for election at the

Meeting at ten directors. At the Meeting, the ten persons set out below will be proposed for election as directors of the Company (the “Nominees”). Each of the Nominees is currently a director. Each director elected will hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board recommends that Shareholders vote FOR the election of each of the Nominees. Unless authority is withheld, the Management Proxyholders intend to vote FOR the election of each of the Nominees.

In accordance with the requirements of the CBCA, directors stand for election each year at the annual meeting of Shareholders, and a separate vote of Shareholders is taken with respect to each candidate nominated for director. If there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favor represents a majority of the votes cast for and against them by the Shareholders who are present in person or represented by proxy. If an incumbent director is not re-elected in an uncontested election, the director may continue in office until the earlier of the 90th day after the day of the election and the day on which their successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on the election of directors. The requirements of the CBCA satisfy the TSX’s majority voting requirements and the Company is no longer required to have a majority voting policy in place. On that basis, the Board has revoked the Company’s Majority Voting Policy.

The following tables set forth information with respect to each Nominee and is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

[Remainder of Page Intentionally Left Bank]

CHARLES JEANNES			Principal Occupation
			Corporate Director

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors (Chair)				100%
			Human Resources and Compensation Committee				100%
			Audit Committee				100%
			Corporate Governance and Nominating Committee				100%
Nevada, USA
Age, 65			Securities Holdings as at May 14, 2024
Director since June 2017			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			3,480,583 (1)	154,831	520,000	244,894	Satisfied

Historical Voting Results			Other Board Memberships
Year	For	Against	Pan American Silver Corp. (Director)
2023	99.15%	0.85%	Wheaton Precious Metals Corp. (Director)
2022	82.78%	17.22%
2021	90.75%	9.25%

Biography
Mr. Jeannes served as President and Chief Executive Officer of Goldcorp Inc. (“Goldcorp”) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. He is also currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a Trustee of the Wolf Pack Athletic Association of the University of Nevada (a non-profit Board). He holds a Bachelor of Arts degree from University of Nevada - Reno and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.

Note:

1.	In addition, Mr. Jeannes is entitled to 500,000 Bonus Shares (as defined herein). The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director. See “Report on Director Compensation”.

JASON SIMPSON			Principal Occupation
			President, Chief Executive Officer and Director of the Company

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Environmental, Sustainability, Health and Safety Committee				100%

Ontario, Canada
Age, 51			Securities Holdings as at May 14, 2024
Director since November 2018			Common Shares	Options	RSUs	PSUs	Warrants	Ownership Requirement
Not Independent
Diversity Factors: N/A			1,923,248	912,453	222,248	205,565	NIL	Satisfied

Historical Voting Results			Other Board Memberships
Year	For	Withhold	None
2023	99.97%	0.03%
2022	91.28%	8.72%
2021	97.64%	2.36%

Biography
Mr. Simpson was appointed the Company’s President and Chief Executive Officer effective November 12, 2018. In addition to the role of President and CEO, Mr. Simpson also serves as a director of the Company. Mr. Simpson is a mining executive with over 27 years of experience in operations leadership, mining engineering and project construction. Previously, he was Chief Operating Officer of Torex Gold Resources (“Torex”) where, over his nearly six-year tenure, he oversaw the successful construction and operation of the ELG Mine in Mexico. Prior to Torex, Mr. Simpson spent 11 years at Vale in various roles of increasing responsibility ending his tenure as General Manager of the Labrador Operations (Voisey’s Bay) in 2013. Mr. Simpson also worked at McIntosh Redpath Engineering on mining studies for companies including Barrick, Freeport McMoran, CVRD, Rio Tinto and Falconbridge, among others, where he gained global multi- commodity experience and perspective. Mr. Simpson is currently a director on the Laurentian University – School of Engineering Industry Advisory Board. Mr. Simpson holds dual degrees in Mining Engineering from the Technical University of Nova Scotia and in Physics from Dalhousie University.

JEAN ROBITAILLE			Principal Occupation
			Executive Vice-President, Chief Strategy & Technology Officer at Agnico Eagle

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Human Resources and Compensation Committee (Chair)				100%
			Technical Committee				100%
Ontario, Canada
Age, 62			Securities Holdings as at May 14, 2024
Director since December 2016			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			1,879,950	80,409	NIL	136,271	Satisfied

Historical Voting Results			Other Board Memberships
Year	For	Withhold	None
2023	94.27%	5.73%
2022	83.00%	17.00%
2021	93.57%	6.43%

Biography
Mr. Robitaille joined the Board in December 2016, upon closing of the Company’s acquisition of Pershimco Resources Inc. Mr. Robitaille is Executive Vice-President, Chief Strategy & Technology Officer at Agnico Eagle. Prior to this nomination and since 1988, he served Agnico Eagle in various senior executive roles for Corporate Development, Business Strategy, Technical Services, Project Development and Operations. Before joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group and served as a Director of Pershimco Resources Inc. (2011 to 2016). Mr. Robitaille is a mining graduate of the College de l’Abitibi Témiscamingue with a specialty in mineral processing.

TIM HALDANE			Principal Occupation
			Mining professional/Corporate Director

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Environmental, Sustainability, Health and Safety Committee				100%
			Technical Committee (Chair)				100%
Arizona, USA
Age, 67			Securities Holdings as at May 14, 2024
Director since June 2017			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			191,900	80,409	NIL	143,347	Satisfied

Historical Voting Results			Other Board Memberships
Year	For	Withhold	None
2023	99.16%	0.84%
2022	99.85%	0.15%
2021	99.80%	0.20%

Biography
Mr. Haldane joined the Board in June 2017. Mr. Haldane is a mining professional with 40 years of operating and project development experience including 15 years in Mexico. Mr. Haldane most recently held the position of Senior Vice President of Operations - USA & Latin America at Agnico Eagle from 2014 until February 2017. Mr. Haldane holds a B.S. in Metallurgical Engineering from Montana Technological University and is a Registered Professional Engineer.

DAVID STEPHENS			Principal Occupation
			Partner at Agentis Capital Mining Partners

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Audit Committee				100%
			Corporate Governance and Nominating Committee (Chair)				100%
Ontario, Canada
Age, 42			Securities Holdings as at May 14, 2024
Director since March 2018			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			12,500	37,503	65,000	123,394	Satisfied

Historical Voting Results			Other Board Memberships
Year	For	Withhold	None
2023	99.16%	0.84%
2022	82.77%	17.23%
2021	93.37%	6.63%

Biography
Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services. Mr. Stephens is also VP, Marketing and a director of San Cristobal Mining Inc. He also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

ELIZABETH McGREGOR			Principal Occupation
			Finance professional/Corporate Director

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Audit Committee (Chair)				100%
			Human Resources and Compensation Committee				100%
British Columbia, Canada
Age, 47			Securities Holdings as at May 14, 2024
Director since June 2019			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: Female, Indigenous			24,400	100,409	65,000	106,608	Satisfied

Historical Voting Results			Other Board Memberships
Year	For	Withhold	Kinross Gold Corporation (Director)
2023	99.87%	0.13%
2022	82.97%	17.03%
2021	95.44%	4.56%

Biography
Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

TAMARA BROWN			Principal Occupation
			Corporate Director

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Human Resources and Compensation Committee				100%
			Environmental, Sustainability, Health and Safety Committee (Chair)				100%
Ontario, Canada
Age, 51			Securities Holdings as at May 14, 2024
Director since June 2022			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: Female			4,400	26,580	NIL	50,186	N/A

Historical Voting Results			Other Board Memberships
Year	For	Withhold	Lithium Royalty Corp. (Director)
2023	99.29%	0.71%	29Metals Limited (Director)
2021	99.84%	0.16%
2020	-	-

Biography
Ms. Brown is a mining industry professional with over 25 years of experience in the mining and capital markets sectors. She is currently a partner of Oberon Capital Corp., an investment services provider, and was the Interim Chief Executive Officer of Superior Gold Inc., a gold producer, from 2020 to 2021. Ms. Brown is currently an Independent Director of Lithium Royalty Corp. (TSX) and 29Metals Limited (ASX) and was previously a Non-Executive Director for Lundin Gold Inc., Eastmain Resources Inc. and Superior Gold Inc. Her previous executive roles include Vice President, Investor Relations and Corporate Development (Americas) for Newcrest Mining, Vice President, Corporate Development and Investor Relations for Primero Mining Corp., and Director of Investor Relations for IAMGOLD Corp. Ms. Brown was also a professional engineer in the mining industry. She has a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

ANA SOFÍA RÍOS			Principal Occupation
			Partner, Chevez Ruiz Zamarripa

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Environmental, Sustainability, Health and Safety Committee				100%
			Corporate Governance and Nominating Committee				100%
Mexico City, Mexico
Age, 38			Securities Holdings as at May 14, 2024
Director since June 2023			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: Female, Visible Minority			NIL	NIL	NIL	41,875	N/A

Historical Voting Results			Other Board Memberships
Year	For	Withhold	None
2023	99.87%	0.13%
2022	-	-
2021	-	-

Biography

Ms. Ríos is a partner with the Mexican law firm of Chevez Ruiz Zamarripa. Her practice focuses on corporate law, banking and finance, including mergers and acquisitions, private equity, as well as advising clients and family offices on wealth management matters. In addition, Ms. Ríos advises public and private companies on corporate governance and regulatory compliance matters. She is currently an alternate independent board member of Grupo Corporativo Cever, S.A. de C.V. (a private Mexican corporate group that manages vehicle dealerships and restaurant brands). Ms. Ríos is also the Vice-president Legal Committee, Banking Commission of the International Chamber of Commerce - Mexico (ICC Mexico) and a Member of the Mexican Bar Association, College of Attorneys-at-Law. She has a law degree from the Universidad Iberoamericana (UIA) and a Master’s Degree in Corporate Law from New York University School of Law.

ROB KRCMAROV			Principal Occupation
Independent Director

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				100%
			Technical Committee				N/A(1)

Ontario, Canada
Age, 59			Securities Holdings as at May 14, 2024
Director since November 2023			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			NIL	NIL	NIL	48,328	N/A

Historical Voting Results			Other Board Memberships
Year	For	Withhold	None
2023	-	-
2022	-	-
2021	-	-

Biography
Mr. Krcmarov is a geologist and an experienced international mining executive who has held mine site, regional and corporate leadership roles in his 35-year career in the natural resources sector. Mr. Krcmarov most recently served as a technical advisor to Barrick Gold Corporation, having previously served as an executive with that company for 13 years, and as Executive Vice President Exploration and Growth since 2016. In these various roles, he led exploration teams which have discovered, drilled and delineated multiple value adding orebodies, including several world class greenfield discoveries. Mr. Krcmarov’s international experience spans many countries in five continents, and he has a strong track record running efficient and safe operations, conducting effective community relations, and engaging in constructive dialogue with institutional investors, financial markets, board members, government officials and other stakeholders. Mr. Krcmarov holds a Master of Economic Geology from the University of Tasmania and a Bachelor of Science in Geology from the University of Adelaide.

Notes:

(1)	No Technical Committee meetings were held following Mr. Krcmarov’s appointment to the Board in November 2023.

SCOTT LANGLEY (1)			Principal Occupation
Vice President, Corporate Development, Newmont Corporation

			Board and Board Committees				2023 Meeting Attendance
			Board of Directors				86%

Ontario, Canada
Age, 49			Securities Holdings as at May 14, 2024
Director since June 2022			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Not Independent
Diversity Factors: N/A			NIL	NIL	NIL	NIL	N/A

Historical Voting Results			Other Board Memberships
Year	For	Withhold	None
2023	93.55%	6.45%
2022	87.71%	12.29%
2021	-	-

Biography
Mr. Langley is Vice President, Corporate Development at Newmont. Prior to joining Newmont in 2022, he spent over 15 years working in investment banking, at both National Bank Financial and Bank of America, and was most recently Managing Director, Head of North American Metals & Mining for Bank of America. Mr. Langley has worked on numerous equity and debt capital markets transactions as well as M&A transactions, including acting as financial advisor to Agnico Eagle on its 2021 merger transaction with Kirkland Lake Gold. Mr. Langley holds a Master of Business Administration from the Richard Ivey School of Business, and a Bachelor of Commerce from Queens University.

Notes:

1.

Mr. Langley is the director nominee of Newmont. See “Investor Rights Agreement” below. Accordingly, Mr. Langley will waive his annual base retainer and will not be subject to share ownership requirements.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTION

No director or proposed director of the Company is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director, chief executive officer and chief financial officer of any company (including the Company) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “Order”);

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or proposed director.

To the knowledge of the Company, as of the date hereof, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

ADVANCE NOTICE PROVISIONS

The Company’s amended and restated by-law No 1. (the “By-Laws”) contains an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (via personal delivery to 1010-1075 West Georgia Street, Vancouver, BC, V6E 3C9, or via email at info@orlamining.com) and include certain information as set out in Part Four of the By-Laws. The notice must be made not less than 30 days prior to the date of our next annual meeting, in compliance with Part Four. If you wish to submit a director nomination to be presented at the Meeting, the required information must be sent to our Corporate Secretary by May 20, 2024. A copy of the By-Laws is available on the Company’s website and was filed on May 20, 2022 under the Company’s profile on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov, respectively.

INVESTOR RIGHTS AGREEMENTS

In accordance with the terms of the investor rights agreement dated November 7, 2017 between Goldcorp (now Newmont) and Orla (the “Newmont Agreement”), Newmont has, among other rights, the right to nominate an individual for election to the Board. In the event the number of directors on the Board is increased to more than ten directors, Newmont shall be entitled to designate an additional nominee, provided that at the time of such increase in the size of the Board it holds at least 10% of the Common Shares. Newmont’s current nominee to the Board is Mr. Scott Langley.

Under the terms of the Newmont Agreement, Newmont has agreed to vote its Common Shares in accordance with the recommendations of the Board or Management on all matters to be submitted to Shareholders, including for the Management nominee’s for directors, except in the case of voting in respect of: (i) any issuer bid, insider bid, related party transaction or business combination; (ii) any amendment to the constating documents of the Company, other than immaterial or administrative changes; (iii) any matter in relation to which a recognized proxy advisor is recommending against Management or the Board on any resolution for Shareholders; (iv) any disposition of assets for consideration equal or greater than 50% of the market capitalization immediately prior to the entering into of such transaction; (v) any proposed distribution of securities where the number of Common Shares issued or issuable thereunder is greater than 25% of the Common Shares which are outstanding prior to closing; and (vi) in any circumstances where the Company or its directors or officers are not in compliance with the Newmont Agreement or applicable laws, in which case Newmont is entitled to vote its Common Shares in its discretion. Any nominee of Newmont on the Board will not be required to vote in accordance with the recommendations of the Board and Management but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit.

Pursuant to the Newmont Agreement, Newmont has been granted certain participation rights to maintain its pro rata interest in future offerings for as long as it maintains ownership of at least 10% of the Common Shares.

Similarly, in accordance with an amended and restated investor rights agreement dated December 17, 2019 (the “Agnico Agreement”) between Agnico Eagle and the Company, Agnico Eagle has, among other rights, the right to nominate an individual for election to the Board, provided it holds at least 5% of the Common Shares. As of the date hereof, Agnico Eagle has not exercised its right to nominate an individual for election to the Board.

Pursuant to the Agnico Agreement, Agnico Eagle has been granted certain participation rights to maintain its pro rata interest in future offerings for as long as it maintains ownership of at least 5% of the Common Shares.

Copies of the Newmont Agreement and the Agnico Agreement are available on the Company’s profile on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov, respectively.

APPOINTMENT OF AUDITOR

On March 25, 2020, Ernst & Young LLP (“Ernst & Young”) was appointed as the auditor of Orla, which appointment was last approved by Shareholders at the annual general meeting held on June 21, 2023. At the Meeting, Management is recommending the re-appointment of Ernst & Young as auditor for the Company, to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board.

The Board recommends that Shareholders vote FOR the re-appointment of Ernst & Young. Unless authority is withheld, the Management Proxyholders intend to vote FOR the re-appointment of Ernst & Young as the auditor of the Company to hold office until the next annual general meeting of Shareholders or until a successor is appointed and the Board is authorized to fix their remuneration.

SAY ON PAY ADVISORY VOTE

The Board has adopted a non-binding Shareholder advisory vote on the Company’s approach to executive compensation, also known as “Say-on-Pay”. This advisory vote allows Shareholders a formal opportunity to provide their views on the Company’s executive compensation program as set forth in this Circular under the heading “Statement of Executive Compensation” beginning on page 44. This is the second year that the Company has adopted a non-binding advisory resolution on executive compensation. In 2023, 97.5% of Shareholders voted FOR the resolution.

The Company will disclose the results of this year’s vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods. In the event that a significant number of Shareholders oppose the resolution, the Board will endeavour to consult with its Shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board will consider disclosing to Shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from Shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).

At the Meeting, Shareholders will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows (the “Say on Pay Advisory Resolution”):

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders of the Company accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated May 14, 2024, with respect to the Annual General and Special Meeting of Shareholders.”

The Board recommends that Shareholders vote FOR the Say on Pay Advisory Resolution to approve the Company’s approach to executive compensation. Unless otherwise instructed, the Management Proxyholders intend to vote FOR the Say on Pay Advisory Resolution.

APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN

BACKGROUND

The Corporation has adopted a 10% rolling stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to secure for the Company and the Company’s shareholders the benefits of incentives inherent in share ownership by directors, key employees and consultants of the Company who, in the judgement of the Board, will be largely responsible for its future growth and success. The Stock Option Plan is considered to be an evergreen plan as it provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to the Stock Option Plan is not a fixed number, but instead shall not exceed a fixed percentage of the Common Shares issued and outstanding from time to time.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.

When stock options are granted pursuant to the Stock Option Plan, Common Shares that are reserved for issuance pursuant to these outstanding unexercised stock options are considered “allocated” stock options by the TSX. As the Stock Option Plan provides that the maximum number of Common Shares issuable from treasury by the Company under the Stock Option Plan, together with all of the Company’s other previously established share compensation arrangements (i.e. the RSU Plan, the DSU Plan and the Replacement Option Plan (each as defined below)), shall not exceed 10% (on a rolling basis) of the Company’s issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Company under the Stock Option Plan which are not the subject of current unexercised stock option grants, and these are considered to be “unallocated” stock options by the TSX.

The Stock Option Plan was last approved by Shareholders on May 14, 2021. Therefore, the Company is seeking shareholder approval for all of the unallocated stock options issuable pursuant to the Stock Option Plan at the Meeting. To be effective, the Unallocated Option Resolution (as defined below) must be approved by not less than a majority of the votes cast, in person or by proxy, at the Meeting.

STOCK OPTION PLAN INFORMATION

As at the date of this Circular, the Company has 318,259,449 Common Shares issued and outstanding, 4,275,014 stock options outstanding under the Stock Option Plan, 847,316 RSUs outstanding under the RSU Plan, 894,903 DSUs outstanding under the DSU Plan and 1,255,158 Replacement Options outstanding under the Replacement Option Plan (as such terms are defined below). Accordingly, based on the number of Common Shares issued and outstanding as of the date of this Circular, a maximum of 31,825,944 Common Shares are available for issuance under the Stock Option Plan and all of the Company’s other previously established share compensation arrangements (i.e. the RSU Plan, DSU Plan and Replacement Option Plan) as of the date of this Circular and 24,553,553 unallocated stock options are available for grant under the Stock Option Plan as of the date of this Circular.

The following table sets out the burn rate of stock options under the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate(1)
2023	457,260	311,482,000	0.1%
2024	1,278,264	272,202,000	0.5%
2021	678,347	241,379,000	0.3%

Notes:

1.	The “burn rate” is defined as the number of stock options granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year. The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. Time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

A description of the Stock Option Plan is set out below under the heading “Securities Authorized for Issuance Under the Equity Compensation Plans – 10% Rolling Stock Option Plan”. A copy of the Stock Option Plan was filed on SEDAR+ on July 24, 2019, and on EDGAR on December 4, 2020 as Exhibit 99.64 to the Company’s Form 40-F.

APPROVAL BY SHAREHOLDERS OF THE UNALLOCATED STOCK OPTIONS

If approval of the Unallocated Option Resolution is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated options under the Stock Option Plan until the Company’s 2027 annual general and special shareholders’ meeting (provided that such meeting is held on or prior to June 20, 2027). If approval is not obtained at the Meeting, any currently unallocated stock options under the Stock Option Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled or forfeited prior to exercise.

The Company requests that the Shareholders approve the unallocated stock options issuable pursuant to the Stock Option Plan. Accordingly, the shareholders will be asked at the Meeting to pass the following ordinary resolution (the “Unallocated Option Resolution”):

“BE IT RESOLVED THAT:

(a)	all unallocated stock options issuable pursuant to the Stock Option Plan are hereby approved and authorized;

(b)	the Company is hereby authorized to continue granting options under the Stock Option Plan until June 20, 2027, being three years from the date of the Meeting;
(c)	any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution; and
(d)	notwithstanding that this resolution has been duly passed by Shareholders of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to giving effect thereto, without further notice to, or approval of, the Shareholders of the Company.”

The Board recommends that Shareholders vote FOR the Unallocated Option Resolution to approve the unallocated stock options issuable pursuant to the Stock Option Plan. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Unallocated Option Resolution.

STATEMENT OF CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to safeguard its employees, Shareholders and other stakeholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed to enhance stakeholder value. The Company’s corporate governance practices are intended to comply with the applicable rules under applicable Canadian securities laws, the TSX and the NYSE American LLC (“NYSE American”). The Company continues to monitor developments in Canada, the United States and other jurisdictions in which it operates, with a view to further revising and improving its governance policies and practices, if appropriate. A list of ways in which the Company’s corporate governance practices differ from those required of U.S. domestic companies under the rules of the NYSE American can be found on the Company’s website at www.orlamining.com.

National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) have been adopted by the securities regulatory authorities in Canada. The Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. As required by the Governance Disclosure Rule and other applicable regulatory instruments, the following disclosure describes the Company’s corporate governance policies and initiatives.

THE BOARD OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee (also referred to herein as the “CGNC”), the Environmental, Sustainability, Health & Safety Committee, the Human Resources and Compensation Committee (also referred to herein as the “HRCC”) and the Technical Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet Orla’s strategic objectives. A copy of the mandate of the Board is attached hereto as Schedule A and is available on the Company’s website at www.orlamining.com.

The Board is responsible for, among other things:

•	appointment of management, including the Chief Executive Officer and other senior officers, as well as the oversight of succession planning;
•	board organization, including managing its own affairs, composition, size, new candidates, committee appointments and committee mandates;
•	strategic planning, including developing, reviewing and approving the business objectives and goals of the Company, reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals, providing input to management on emerging trends and issues, and considering alternate strategies for possible change of control transactions;
•	monitoring financial performance and other financial reporting matters, including enhancing congruence between shareholder expectations, corporate objectives and management performance, monitoring progress toward strategic and operational goals, revising direction to management in light of changing circumstances, taking action when performance falls short of goals, reviewing and approving the financial statements and management’s discussion and analysis, as well as Orla’s management information circular and annual information form, and reviewing and approving transactions outside the ordinary course of business;
•	risk management, including identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders;
•	environmental oversight, including ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws;
•	policies and procedures, including approving and monitoring compliance with all significant policies and procedures; and
•	communications and reporting, including overseeing the accurate reporting of the financial performance on a timely and regular basis, taking steps to enhance the timely disclosure of any other developments that have a significant and material impact, reporting annually to shareholders on its stewardship for the preceding year, and overseeing Orla’s implementation of systems to accommodate feedback from shareholders.

BOARD COMPOSITION AND EXPERIENCE

The Board of Directors and the CGNC review the experience, qualifications and skills of the Company’s directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix was instituted in 2022 and is reviewed and updated each year based on:

•	a self-assessment by each director pursuant to which each director is asked to provide feedback on their own expertise, skills and background

•	an overall review conducted by the CGNC in light of the responses of each director to the self-assessment

This information is compiled into a matrix representing the primary expertise, skills and background of the directors in areas prioritized by the Board. This matrix is maintained to identify areas for strengthening the Board, if any, and address them through the recruitment of new members. The skills matrix is also used by the CGNC to evaluate the Board’s diversity and tenure. Such information is used in the annual review of the Board’s composition and will be used by the CGNC when filling Board vacancies and changing its composition, as further discussed below.

The following skills matrix outlines the primary expertise, skills and background, as well as the composition of the current directors. Additional information with respect to each individual is contained in their biography, starting on page 14 of this Circular.

			Charles Jeannes	Jason Simpson	Jean Robitaille	Tim Haldane	David Stephens	Elizabeth McGregor	Tamara Brown	Scott Langley	Ana Sofía Ríos	Rob Krcmarov	Total / Average (n=10)
Relevant Industry Skills	Mining Industry		●	●	●	●	●	●	●	●	●	●	10
	Operations		●	●	●	●			●			●	6
	Environment, Health, Safety and Sustainability		●	●	●	●			●		●	●	7
	Geology and Exploration		●	●	●	●			●			●	5
General Business Skills	Financial Literacy		●				●	●	●	●	●		6
	Compensation / HR		●	●	●			●	●			●	6
	Governance		●	●	●	●	●	●	●		●	●	9
	Senior Executive		●	●	●	●	●	●	●	●		●	9
	Risk Management		●	●	●	●	●	●	●		●	●	9
	Legal		●								●		2
	International Markets		●	●	●	●	●	●	●	●	●	●	10
	Capital Markets		●		●		●	●	●	●	●	●	8
	Mergers and Acquisitions		●		●	●	●	●	●	●	●	●	9
Composition	Residence		USA	CAN	CAN	USA	CAN	CAN	CAN	CAN	MX	CAN	-
	Age		65	51	62	67	42	47	51	49	38	59	52.4
	Gender	Male	●	●	●	●	●			●		●	7
		Female						●	●		●		3
	Tenure (Years)		6.9	5.5	7.4	6.9	6.1	4.9	1.8	1.8	0.8	0.4	4.3
	Diverse Directors							● (1)(2)	● (1)		●(1)(3)		3
	Independent		●		●	●	●	●	●		●	●	8
	Other Public Board Positions		2	0	0	0	0	1	2	0	0	3	0.8

Notes:

1.	Diversity Factor: Female

2.	Diversity Factor: Métis

3.	Diversity Factor: Visible Minority

MEETINGS OF THE BOARD

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with Management throughout the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Board’s practice is that, at the end of each meeting of the Board, directors meet in the absence of Management to hold an open and candid discussion. For the financial year ended December 31, 2023, all quarterly Board and committee meetings were accompanied by an in-camera session with the Chief Executive Officer but absent other members of Management, and an in-camera session where neither the Chief Executive Officer nor other members of Management were in attendance.

The majority of directors in office constitutes a quorum for the transaction of business and a quorum of directors may exercise all the powers of directors at a meeting. Directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.

In certain circumstances, non-directors will be permitted to attend Board and committee meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair, will determine non-director attendees for a meeting, and no non-directors will be permitted to table material at the Board meeting without the prior approval of the Chair (in the case of the Board) or committee chair (in the case of a committee of the Board).

The following table sets forth the Board and committee meeting attendance for the year ended December 31, 2023.

Meeting	Number of Meetings in 2023	Meeting Attendance
Board	7	98%
Audit	4	100%
HRCC	6	100%
CGNC	4	100%
ESH&S	4	100%
Technical	2	100%

INDEPENDENCE OF THE BOARD

The Governance Disclosure Rule defines an “independent” director with reference to the definition of independence under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), being a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of ten directors. The Board has determined that eight out of the ten current members are “independent” directors within the meaning of NI 52-110 and under the applicable rules of the NYSE American. Mr. Jason Simpson is not considered “independent” as a result of his role as an executive officer, and Mr. Scott Langley, Newmont’s director nominee, is not considered “independent” as a result of Orla’s transactional relationship with Newmont. Charles Jeannes, Jean Robitaille, Tim Haldane, David Stephens, Elizabeth McGregor, Tamara Brown, Ana Sofía Ríos and Rob Krcmarov are each considered to be “independent” directors of the Company under NI 52-110 and under the applicable rules of the NYSE American.

The Board has adopted an Independent Director Policy that requires the CGNC to assess and determine director independence at each quarterly meeting and, in doing so, consider applicable securities laws and the rules of the NYSE American, as well as other matters the CGNC considers relevant, including investor and proxy voting guidelines. The CGNC will make a recommendation to the Board regarding its determination and the Board, as a whole, will do the same, in each case, with any non-independent directors abstaining from voting. The policy also requires new directors to advise the CGNC of any potential relationship that may compromise their independence, as well as requiring existing directors to advise the CGNC of any new information or changes regarding their independence on an ongoing basis. Finally, the policy prohibits independent directors of the Company from participating as a lender in the Company’s banking syndicate, as certain proxy advisory firms may consider such director to no longer be independent due to a transactional relationship with the Company.

CHAIR OF THE BOARD

The current Chair of the Board is Mr. Charles Jeannes. Mr. Jeannes is considered independent. The Chair’s role and responsibilities include providing leadership to the Board, assisting the Board in satisfying its oversight responsibilities, managing Board meetings, promoting the delivery of information to the directors of the Company on a timely basis such that directors are fully apprised of all matters which are material to directors, presiding over Shareholder meetings and such other functions as may be ancillary to the duties and responsibilities and as may be delegated to the Chair by the Board from time to time. The Role Statement for Non-Executive Chair is available on the Company’s website at www.orlamining.com.

CHIEF EXECUTIVE OFFICER

The Chief Executive Officer of the Company is responsible for managing the business and affairs of the Company within the corporate policies and mandates and authority limitations established by the Board from time to time. The Role Statement for the Chief Executive Officer is available on the Company’s website at www.orlamining.com.

OTHER REPORTING ISSUER DIRECTORSHIPS

The following table sets forth the directors of the Company who currently hold directorships in other reporting issuers:

Name	Name of Reporting Issuer	Exchange	Term
Charles Jeannes	Wheaton Precious Metals Corp.	TSX, NYSE	2016 to Present
	Pan American Silver Corp.	TSX, NASDAQ	2019 to Present
Elizabeth McGregor	Kinross Gold Corporation	TSX, NYSE	2019 to Present
Tamara Brown	Lithium Royalty Corp.	TSX	2023 to Present
	29Metals Limited	ASX	2023 to Present
Rob Krcmarov	Coeur Mining Inc.	NYSE	2023 to Present
	Osisko Gold Royalties Ltd.	TSX, NYSE	2023 to Present
	Major Drilling Group International Inc.	TSX	2022 to Present

ORIENTATION AND CONTINUING EDUCATION

New directors of the Company are provided with an orientation program following their initial election or appointment to the Board that is facilitated by the Company’s Corporate Counsel. New directors are provided with written information about the business, documents and minutes from recent Board meetings and governance policies, as well as a presentation from senior officers of the Company. In addition, directors are encouraged to visit and meet with Management on a regular basis and are provided the opportunity to independently consult with legal counsel to the Company to understand their legal obligations as directors.

The Company also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company. To facilitate ongoing education, the CGNC will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange for directors to visit the Company’s development and operating sites; (c) encourage directors to attend seminars, industry conferences such as the Denver Gold Forum and the Prospectors and Developers Association of Canada (PDAC) conference, and other professional development events; and (d) encourage and facilitate presentations by outside experts to the Board and committees on matters of particular importance or emerging significance. The Environmental, Sustainability, Health and Safety Committee and Technical Committee also coordinate visits to the Company’s project sites for the directors, with the last such visit being to Camino Rojo in March 2022 and the next planned for 2024.

At each quarterly Board meeting, Management makes a presentation to the Board regarding various elements of the Company’s business, including investor relations, operational matters, exploration, sustainability, health and safety, regulatory matters, legal updates, corporate development, cybersecurity, as well as a comprehensive overview of the Company’s financial performance, anticipated future financial results and market trends. In addition, together with the Company’s Corporate Counsel, the Chair of the Board and the Chair of the CGNC continually review the latest securities rules and policies and best practices in corporate governance. Any changes or new requirements will then be brought to the attention of the Company’s directors. Board members are encouraged to communicate with Management, auditors, legal counsel and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance and to attend related industry seminars and visit the Company’s projects. Board members have full access to the Company’s records.

ETHICAL BUSINESS CONDUCT

The Board expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.

Compliance with all applicable laws and regulations is essential to the conduct of the Company’s business and is the foundation on which the Company’s ethical standards are built. Employees, officers, the Board, consultants and contractors have a responsibility to meet and exceed the standards contemplated in the laws and regulations of each country in which the Company operates. If any such individual has any questions regarding the best course of action to take in a particular situation or suspects a possible violation of a law, regulation or of the Code, then such person should promptly contact the Chief Financial Officer who, depending on the issue raised will convey any concern to the Chair of the Audit Committee or to the Chief Executive Officer as the case may require. Every reasonable effort will be made to ensure the confidentiality of those furnishing information. Concerns which regard the Chief Financial Officer are to be addressed to the Chair of the Audit Committee. The Company encourages its representatives to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising legitimate concerns or questions regarding ethics matters or for reporting suspected violations in good faith.

The Company expects its representatives to take all responsible steps to prevent a violation of the Code. Any representative who observes or otherwise becomes aware of any illegal or unethical behaviour shall report the violation as soon as reasonably possible in accordance with the Company’s Whistleblower Policy. Representatives are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. Representatives may also contact a member of senior management or the Chair of the Audit Committee if appropriate. The Company has also put in place an independent and confidential alternative reporting channel. The Whistleblower Policy provides that concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints submitted hereunder, the Chair of the Audit Committee shall promptly investigate each matter so reported.

A copy of the Code and the Whistleblower Policy is available on the Company’s website at www.orlamining.com and a copy of the Code has also been filed on SEDAR+ and may be accessed under the Company’s profile at www.sedarplus.ca and in the U.S. on EDGAR at www.sec.gov.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Company’s corporate governance policies. The Board and Management are also required to review and certify that they have read the Code on an annual basis.

In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Each director is required to declare the nature and extent of his or her interest and is not entitled to vote at meetings which involve such conflict.

BOARD COMMITTEES

The following chart outlines the Company’s Board committees and their respective members. Additional information on each committee is provided below.

Committee	Charles Jeannes	Jason Simpson	Jean Robitaille	Tim Haldane	David Stephens	Elizabeth McGregor	Tamara Brown	Scott Langley	Ana Sofía Ríos	Rob Krcmarov
Audit	●				●	●(1)
Human Resources and Compensation	●		●(1)			●	●
Governance and Nominating	●				●(1)				●
Environmental, Sustainability, Health & Safety		●		●			●(1)		●
Technical			●	●(1)						●

Notes:

1.	Chair of Committee

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee or HRCC is currently comprised of four independent directors, being Messrs. Robitaille (Chair) and Jeannes and Mss. McGregor and Brown, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The HRCC has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Company’s compensation programs and the compensation of the Company’s executives, members of the Board and employees and for submitting recommendations to the Board in this regard. In addition, the HRCC is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Company’s material compensation programs meet the Company’s principles, objectives and risk profile and do not encourage excessive risk taking.

See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis” below for details regarding the Company’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Company’s executive compensation arrangements. During the financial year ended December 31, 2023, the HRCC met six times.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee or CGNC is currently comprised of three independent directors, being Messrs. Stephens (Chair) and Jeannes and Ms. Ríos, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The CGNC is in place to provide a focus on governance that will enhance the Company’s performance, to monitor compliance to the Code, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating and providing ongoing development for directors. The full text of the CGNC’s charter is available on the Company’s website at www.orlamining.com. During the financial year ended December 31, 2023, the Corporate Governance and Nominating Committee met four times.

AUDIT COMMITTEE

The Audit Committee is currently comprised of three independent directors, being Ms. McGregor (Chair) and Messrs. Stephens and Jeannes. All members of the Audit Committee are considered to be (i) independent within the meaning of NI 52-110 and within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (ii) considered to be financially literate within the meaning of NI 52-110 and the applicable rules of the NYSE American. The Board has determined that each of Ms. McGregor and Messrs. Stephens and Jeannes is an “audit committee financial expert” within the meaning of the applicable U.S. securities laws.

The Audit Committee is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations, receives quarterly reports from Management on the Company’s cybersecurity program and annually reviews the Company’s insurance policies. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management and the external auditors and monitors the performance and independence of those auditors. The full text of the Audit Committee’s charter is available on the Company’s website at www.orlamining.com. During the financial year ended December 31, 2023, the Audit Committee met four times.

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ended	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2023	C$1,802,000	NIL	C$90,500	NIL
December 31, 2022	C$698,840	NIL	C$32,100	NIL
Notes:
(1)	Fees billed for professional services rendered by the Company’s external auditor for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.
(2)	Fees billed by the Company’s external auditor for assurance-related services that are not included in “audit fees”.

(3)	Fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	Fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

Additional information with respect to the Audit Committee can be found in the Company’s most recent Annual Information Form, available on Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on its website at www.orlamining.com.

ENVIRONMENTAL, SUSTAINABILITY, HEALTH AND SAFETY COMMITTEE

The Environmental, Sustainability, Health and Safety Committee is currently comprised of four directors, being Mss. Brown and Ríos and Mr. Haldane, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American, and Mr. Simpson, who is not considered to be independent.

The purpose of the Environmental, Sustainability, Health and Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principals, practices and processes of the Company and monitor and review the regulatory issues related to health, safety, the environment and sustainable development (including climate change and water management). The Environmental, Sustainability, Health and Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Company’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Company.

During the financial year ended December 31, 2023, the Environmental, Sustainability, Health and Safety Committee met four times.

TECHNICAL COMMITTEE

The Technical Committee was established in 2023 and is currently comprised of four independent directors, being Messrs. Haldane (Chair), Robitaille and Krcmarov and Ms. Brown, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The Technical Committee assists the Board in its oversight of the reporting of the quantity and quality of the Company’s mineral resources and reserves, the operating activities of the Company’s material mines, the Company’s technical activities relating to its material exploration, operational efficiency opportunities, life of mine plans and development projects and the Company’s process for identifying and managing technical risks.

Following its establishment, the Technical Committee met two times during the financial year ended December 31, 2023.

ASSESSMENT OF BOARD PERFORMANCE

Led by the independent Chair of the CGNC, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees, and individual directors on an annual basis. The Board has adopted a questionnaire that asks the directors to assess the effectiveness of the Board and its committees in respect of: structure and composition; roles and responsibilities; operations; effectiveness; committee meetings’ operations and effectiveness; and individual director performance. The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Chair of the CGNC is responsible for ensuring the questionnaire covers all necessary topics of discussion and, in conjunction with the Chair of the Board, for gathering the feedback from other directors or the Company.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Company has not adopted term limits for the directors on the Board or other mechanisms of Board renewal at this time. Term limits are not considered necessary, as the Board believes it has adopted sufficient practices and mechanisms for renewal. In particular, the Board has appointed the CGNC comprised solely of independent directors to provide a focus on governance that will enhance the Company’s performance; to assess and make recommendations regarding the Board’s effectiveness; and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The CGNC will complete annual reviews of the Board’s relationship with Management to ensure the Board is able to, and in fact does, function independently of Management. The CGNC will also develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration, among other matters, the current strengths, skills and experience represented by each director, as they affect Board dynamics as well as retirement dates. The Board believes that the perspective of longer service directors with industry experience is of benefit to the Board. In addition, the Board believes that the experience and diversity of the current Board would be very difficult to replicate and that regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

CORPORATE POLICIES

The Company’s corporate policies play a crucial role in promoting responsible mining practices, ensuring best practice in environmental, sustainability, health and safety, regulatory compliance, fostering positive relationships with stakeholders and various other factors that drive long-term value for the Company and its stakeholders.

In 2023, the Company completed a gap analysis on its corporate policies compared to its peers. The results of this analysis led to the introduction of four new corporate policies, being the Anti-Corruption and Anti-Bribery Policy, Climate Change Policy, Indigenous Peoples Policy and Human Rights Policy. The Human Rights Policy also recognizes the Company’s commitment to prohibiting any form of child, forced or compulsory labour, slavery or servitude across its operations, value chains and other business relationships. Additional information on this subject is set forth in the Company’s 2024 Modern Slavery Report, which is available on the Company’s website at www.orlamining.com.

Corporate policies are approved by the Board and provide high-level guidance on the Company’s expectations and standards with respect to the subject matter of the applicable policy. Based on the corporate policies, Management of the Company develops corporate standards, which are shorter documents aimed at more specific areas of the Company’s operations. These corporate standards include the Company’s Community Investment Standard, Stakeholders’ Engagement and Community Response Standard, Enterprise Risk Management Standard, Responsible Procurement Standard and Closure and Reclamation Management Standard. Based on the corporate standards, Management and the Company’s site teams then develop corporate guidelines, which are longer documents that provide specific guidance to the Company’s employees and contractors on the implementation of the Company’s corporate policies and standards. All of the Company’s corporate policies, standards and guidelines are available in both English and Spanish.

The following sections provide a summary of the Company’s current corporate policies. The full text of each policy and standard is available on the Company’s website at www.orlamining.com.

CODE OF BUSINESS CONDUCT AND ETHICS

For a summary of the Code, see “Corporate Governance – Ethical Business Conduct” above.

ANTI-CORRUPTION AND ANTI-BRIBERY POLICY

Further to the Code and the Company’s commitment to conducting its business with the highest ethical standards, the Company has adopted the Anti-Corruption and Anti-Bribery Policy. The purpose of this policy is to reiterate the Company’s commitment to compliance with Canada’s Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Business Conduct and Guidelines for Multinational Enterprises, and the anti-bribery and anti-corruption laws, rules and regulations of any country in which the Company may operate. The policy enforces a zero-tolerance approach to bribery and corruption, mandates regular employee training, outlines reporting mechanisms for potential violations and requires accurate recording keeping. These measures reflect the Company’s dedication to maintaining integrity and transparency in all its business dealings.

ENVIRONMENTAL & SUSTAINABILITY, HEALTH & SAFETY POLICY

The Company is committed to meeting or surpassing regulatory requirements in all of its exploration and development activities while working to protect the environment both within and beyond the Company’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability and Health & Safety Policy. The Company is committed to conducting all of its operations in a manner that ensures full compliance with its Environmental, Sustainability and Health & Safety Policy, applicable legislation and government requirements. The aim of this policy is to protect the surroundings in which the Company operates, to minimize and manage environmental risk and to enhance sustainable environmental practices. Orla is committed to ensuring that all of its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards.

CORPORATE SOCIAL RESPONSIBILITY POLICY

The Company is committed to conducting its business in a responsible manner at all times. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Company will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Company operates and (iv) contribute to the sustainable development of those communities.

SHARE OWNERSHIP POLICY

The Company has adopted a Share Ownership Policy in order to align the interests of certain officers and the directors of the Company with those of the Company’s Shareholders by requiring such persons to own a significant number of Common Shares. Such individuals are required to hold Common Shares equal to the following multiples of base cash retainer in the case of directors and annual salary in the case of officers:

Position	Multiple
Non-Executive Director	Three (3) times annual base retainer
President and CEO	Three (3) times base salary
COO, CFO, CSO	Two (2) times base salary
SVP	One (1) times base salary

The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. For the purpose of calculating the value of the Common Shares held, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”), whether vested or not vested, are included; provided, however, that only 50% of the value of PSUs is included in the calculation. Unexercised stock options (whether vested or not vested) and Common Shares issuable upon the exercise of share purchase warrants or any other convertible securities of the Company are not counted toward the ownership guidelines set out in the Share Ownership Policy.

Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment. If a participant fails to comply with the policy, a retention ratio requirement would apply to the participant on future vesting of stock options or RSUs. The full text of the Share Ownership Policy is available on the Company’s website at www.orlamining.com.

The following table shows each director and officer’s holdings as of December 31, 2023 and whether they have met the requirement under the Share Ownership Policy.

Name and Position	Number of Common Shares	Number of RSUs and PSUs or DSUs	Value of Common Shares, RSUs, PSUs and DSUs(1)	Share Ownership Requirement	Requirement Met? / Compliance Deadline
Officers
Jason Simpson President and Chief Executive Officer	1,923,248	257,854	$9,543,243	$1,875,000	Yes
Etienne Morin Chief Financial Officer	224,275	122,471	$1,552,863	$760,000	Yes
Andrew Cormier Chief Operating Officer	82,200	94,290	$793,006	$800,000	No / 2025
Chafika Eddine Chief Sustainability Officer	–	38,210	$161,996	$601,808	No / 2027
Sylvain Guerard Senior Vice President, Exploration	7,530	34,195	$246,338	$300,000	No / 2027
Non-Executive Directors
Charles Jeannes	3,357,843	215,655	$15,517,350	$300,000	Yes
Tim Haldane	241,900	119,956	$1,613,805	$180,000	Yes
Elizabeth McGregor	24,400	83,217	$515,492	$180,000	Yes
Jean Robitaille	1,879,950	112,880	$8,659,613	$180,000	Yes
David Stephens	12,500	26,795	$536,600	$180,000	Yes
Tamara Brown	4,400	18,484	$169,108	$180,000	No / 2027
Ana Sofía Ríos	–	24,937	$99,998	$180,000	No / 2028
Rob Krcmarov	–	–	$107,728	$180,000	No / 2028
Scott Langley	–	–	–	–	N/A(2)

Notes:

1.	Calculated as at December 31, 2023 using the greater of: (i) $4.32 (the closing price of the Common Shares on the TSX on the last trading day of the most recently completed financial year); (ii) the average price at which the individual acquired his or her Common Shares or, in the case of the RSUs, DSUs and PSUs, the value attributed to such RSUs, DSUs and PSUs on the award date, provided that, in accordance with the Share Ownership Policy, only 50% of the value of PSUs is included in the share ownership calculation.
2.	Mr. Langley acts as Newmont’s nominee and, accordingly, he waived his annual base retainer in 2022 and is not subject to the share ownership requirements.

CORPORATE DISCLOSURE POLICY

The Company has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Company’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Company’s non-public material information.

INSIDER TRADING POLICY

The Company has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company may have a business relationship.

WHISTLEBLOWER POLICY

For a summary of the Company’s Whistleblower Policy see “Corporate Governance – Ethical Business Conduct” above.

CLAWBACK POLICY

The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company, to ensure that incentive- based compensation paid by the Company is based upon accurate financial data and to ensure that erroneously awarded incentive-based compensation is recovered by the Company. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. In November 2023, the Company amended the Clawback Policy in response to the new NYSE American listing requirements relating to erroneously awarded incentive-based executive compensation.

ANTI-HEDGING POLICY

The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit individuals who are subject to the policy from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

HUMAN RIGHTS POLICY

The Company is committed to respecting the human rights of all individuals impacted by its operations, including local communities and Indigenous peoples and the Company’s employees, contractors, consultants, and other stakeholders. In support of this commitment, the Company has adopted a Human Rights Policy, which sets out the Company’s commitment to human rights and seeks to integrate human rights best practices into the Company’s management, business relationships, governance structures and programs.

INDIGENOUS PEOPLES POLICY

Further to its Human Rights Policy, the Company also recognizes that it operates within the traditional territories and along-side the communities of a diversity of Indigenous peoples. The Company has therefor adopted an Indigenous Peoples Policy, which confirms the Company’s recognition of the importance of reconciliation between Indigenous peoples and broader society. The Indigenous Peoples Policy reiterates the Company’s commitment to building positive and sustainable relationships with Indigenous peoples, based on trust and respect, and focused on finding common goals through open dialogue. The Company also recognizes the importance of the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) and the International Labour Organization Convention 169.

CLIMATE CHANGE POLICY

The Company has adopted the Climate Change Policy, which reaffirms the Company’s commitment to including the risks and opportunities of climate change on its business activities, integrating climate change factors into the Company’s long-term strategic planning and risk management and developing short-term tactical climate change action plans. The Climate Change Policy also provides that Company will continue to align its approach to climate change factors and climate-related disclosure with the recommendations of the Task Force on Climate- related Financial Disclosures, as well as evolving industry practice, enhancing alignment over time. To this end, the Company has been monitoring recent pronouncements related to climate-related disclosure by the US Securities and Exchange Commission and the International Sustainability Standards Board and has developed a course of action with respect to these developments. The policy also outlines the Company’s focuses on reducing greenhouse gas emissions, promoting sustainable resource use and implementing environmentally responsible practices throughout the Company’s operations.

DIVERSITY POLICY AND POLICIES REGARDING DESIGNATED GROUPS

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, amongst other things. The Company recognizes the benefits arising from employee and Board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Company respects and values the perspectives, experiences, cultures and differences that employees possess.

In accordance with the Diversity Policy, the CGNC will strive for inclusion of diverse groups, knowledge and viewpoints on the Board and in executive officer positions. In conjunction with its consideration of the qualifications and experience of potential directors and executive officers, as well as the skills, expertise, experience and independence which the Board requires to be effective, the CGNC will consider the level of diversity (including the representation of (i) women, (ii) Indigenous peoples, (iii) persons with disabilities or (iv) members of visible minorities (collectively, “members of designated groups”)) on the Board when identifying and nominating candidates for election or re-election to the Board, and will consider the level of diversity (including the representation of members of designated groups) in executive officer positions when the Board makes executive officer appointments. The CGNC will be responsible for recommending qualified persons for Board nominations and in doing so, it will consider the benefits of all aspects of diversity on the Board and develop recruitment protocols that seek to include diverse candidates, including proactively searching for diverse candidates in the recruitment process.

Policies Regarding the Representation of Members of Designated Groups on the Board

As noted above, the Company has established a Diversity Policy, which sets out guidelines by which the Company will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Company, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the CGNC is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long-term plan for Board composition. The Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Members of Designated Groups in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new Board members. The CGNC will follow its charter and, with the assistance of the Board skills matrix discussed above under “Board Composition and Experience”, consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long-term plan for Board composition. The CGNC will also consider the following with respect to recommending nominees for election to the Board:

●	competencies and skills each nominee will bring to the Board;

●	past business experience;

●	integrity;

●	industry knowledge;

●	ability to contribute to the success of the Company;

●	past experience of directors or Management with potential candidates;

●	expected contribution to achieving an overall Board which can function as a high-performance team with sound judgment and proven leadership;

●	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and

●	any other factors as may be considered appropriate.

Consideration Given to the Representation of Members of Designated Groups in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men and of members of designated groups equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

Targets and Number of Members of Designated Groups on the Board and in Executive Officer Positions

The Company has not established targets regarding the representation of members of designated groups on the Board or executive officer positions at this time, as it believes it has adopted sufficient practices and mechanisms for ensuring diversity. Further to its Diversity Policy, the Company will continue to consider appropriate methods of achieving enhanced diversity at the Board level.

Representation of Designated Groups

The following table sets forth the representation of designated groups among the Board and Management as of the date of this Circular. As of the date of this Circular, there are ten members of the Board (including Jason Simpson, the President and Chief Executive Officer of the Company) and eight members of Management (not including Mr. Simpson). Following the Meeting, and assuming all Nominees are elected to the Board, the Board will continue to consist of ten members.

	Board Current		Management
	(n=10)		(n=8)
Designated Group	Number	Percentage	Number	Percentage
Women	3	30%	1	13%
Indigenous Peoples	1	10%	NIL	0%
Members of Visible Minorities	1	10%	3	38%
Persons with Disabilities	NIL	0%	NIL	0%
Number of Individuals that are Members of more than one Designated Group	2	20%	1	14%

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LETTER FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION

COMMITTEE

Dear Fellow Shareholders,

On behalf of the Board of Directors and the Human Resources and Compensation Committee (or HRCC) of Orla, thank you for your continued support.

2023 was a year marked by continued operational success at our Camino Rojo Oxide Mine located in Zacatecas, Mexico. We continued to operate at industry leading all-in sustaining cost and exceeded the high end of our increased 2023 annual production guidance. We achieved this outperformance while also maintaining the health and safety of our employees, protecting the local communities in the jurisdictions in which we operate and upholding a strong environmental record. Camino Rojo represents the foundation upon which we will grow and, in 2023, we continued our focus on our pipeline with significant exploration spending at Camino Rojo and the South Railroad Project, in Nevada.

Although the Company was operationally successful in 2023, the Company did face certain setbacks. In Panama, the National Assembly of Panama passed Law 407 in November 2023, which instituted a moratorium on mining in the country. Subsequently, the Company’s request for extension for the concessions comprising the Cerro Quema Project were rejected and the concessions retroactively declared cancelled. We have also faced protracted permitting timelines in Mexico and Nevada, both systemic issues in the mining industry.

On the corporate side, we strengthened our balance sheet by completing a re-financing of our credit facility and, through our strong cash flow generation, ended the year in a net cash position. We also advanced our Environmental, Social Governance (ESG) efforts, which included the release of our inaugural Sustainability Report.

As we transitioned from developer to producer over the past three years, we also transitioned our approach to executive compensation. As outlined in last year’s management information circular and further discussed below, we made substantial updates to our executive compensation program in both 2022 and 2023 to reflect our maturing company. I am pleased to discuss how our accomplishments and challenges informed the compensation outcomes for 2023, as well as the committee’s activities and improvements to our compensation programs for 2024 and beyond.

PERFORMANCE RESULTS FOR 2023

Our approach to executive compensation reflects a “pay-for-performance” philosophy. To this end, on an annual basis we establish corporate objectives and targets for our executives based on strategic priorities that drive our long-term growth and success. The corporate objectives for 2023 were focused on ESG performance, production and cost at Camino Rojo, and certain strategic objectives. Using the same methodology, personal objectives were also set based on each executive’s role. A summary of the corporate objectives and the Chief Executive Officer’s individual objectives is set out under the heading “Statement of Executive Compensation – 2023 Executive Compensation Discussion and Analysis – Short – Term Incentive Plan” below. At the end of the 2023 financial year, the HRCC reviewed the corporate and individual objectives and considered the relative difficulty of the objectives and the macro circumstances of the achievements.

We generally exceeded expectations for each of the corporate objectives in 2023. As a result, an overall corporate objective score of 125% of target for the 2023 short term incentive plan was applied based on the following achievements:

●	Health and Safety: An excellent health and safety record, with a lost time injury frequency rate of 1.71.

●	Environmental Protection: No category 4 or 5 (serious through catastrophic) incidents as defined by the US Environmental Protection Agency during a full year of operations at Camino Rojo.

●	Social License: We continued to maintain our social license to operate at Camino Rojo, with no disruptions to operations. This included the signing of a new collective bargaining agreement. We also continued our successful local engagement and strengthened our relationships in the communities where we operate.

●	Production: We exceeded our increased production guidance for 2023, while being on budget in terms of operating and capital costs.

●	Credit Facility: We improved our liquidity through the extension and increase of our revolving credit facility.

●	Exploration: We continued to advance exploration and study work in Mexico and Nevada, which included the completion of drilling programs at both projects.

Although the HRCC put significant weight on these achievements, we also considered the setbacks in Panama and protracted permitting timelines in Mexico and Nevada in setting the overall objective score.

2023 EXECUTIVE COMPENSATION PROGRAM

The HRCC undertook a comprehensive review of our executive compensation programs and related governance practices for the 2023 compensation year. Initiatives included the following:

●	Independent Advisor: We continued our engagement of Southlea Group LP (Southlea) as the HRCC’s independent compensation advisor. Since 2021, Southlea has continued to support the HRCC with the review and update of our executive compensation program to ensure that we maintain alignment with our peer group and industry best practices.

●	Peer Group: We completed our annual review and update of our peer group to ensure that the comparators reflect the stage, size and complexity of our producing mining company.

●	Benchmark Pay: We benchmarked compensation levels for our Named Executive Officers relative to the revised peer group. This benchmarking looked at the elements of target total direct compensation, including salary, target short-term incentives and long-term incentives, with our philosophy being to target the 50th percentile of our industry for expected levels of performance.

●	Pay-For-Performance: We reviewed industry practices and trends, including short- and long-term incentive plan designs. This review led to the introduction of performance share units (PSUs) as part of the c-suite compensation structure. PSUs constituted 50% of the long-term incentive plan awards for 2023, which aligns with our philosophy of “pay-for-performance” and evolving market practice.

●	Say-on-Pay: In 2023 we introduced a non-binding “Say-on-Pay” vote. The first-year results were overwhelmingly positive, with 97.5% of Shareholders accepting the Company’s approach to executive compensation. In 2024, Shareholders will again be asked to consider the “Say-on-Pay” vote. The HRCC’s goal is to design an executive compensation program that maximizes stakeholder value. As one of our key stakeholders, this vote provides Shareholders with an opportunity to express their views on our executive compensation program. We will take the results into consideration when considering our 2025 executive compensation program and, if deemed appropriate, we will consult with Shareholders to understand any concerns.

Additional details on these initiatives and the 2023 executive compensation program are discussed below under “Statement of Executive Compensation –2023 Executive Compensation Discussion and Analysis”.

CONCLUSION

With the improvements made in 2023, the HRCC believes that our executive compensation program will achieve the objectives of aligning executives’ interests with those of our Shareholders, encouraging and motivating outstanding performance and linking compensation outcomes with short- and long-term objectives. However, compensation programs are not static. We will continue to review and consider ways to align our programs and policies and related governance practices with our compensation philosophy and evolving market practices.

On behalf of the Human Resources and Compensation Committee,

(signed) “Jean Robitaille”

Jean Robitaille

Chair of the Human Resources and Compensation Committee

STATEMENT OF EXECUTIVE COMPENSATION

2023 EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Company’s Chief Executive Officer or Chief Financial Officer during the financial year ended December 31, 2023 and each of the three other most highly compensated executive officers of the Company for the financial year ended December 31, 2023, whose annual aggregate compensation exceeded $150,000 (collectively, the “Named Executive Officers” or “NEOs”).

The Named Executive Officers for the financial year ended December 31, 2023 were:

(a)	Jason Simpson, President and Chief Executive Officer;

(b)	Etienne Morin, Chief Financial Officer;

(c)	Andrew Cormier, Chief Operating Officer;

(d)	Chafika Eddine, Chief Sustainability Officer; and

(e)	Sylvain Guerard, Senior Vice-President, Exploration.

This Compensation Discussion and Analysis section of this Circular sets out the Company’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Company’s executive compensation arrangements. It also provides an analysis of the Company’s compensation design, and the decisions the HRCC made in and subsequent to the financial year ended December 31, 2023, with respect to the Named Executive Officers.

APPROACH TO COMPENSATION

Overview

The following table summarizes Orla’s approach to executive compensation.

What Orla does:	What Orla does NOT do:

☑      Pay for performance, aligning the interests of executives and stakeholders

☑     Regularly reviews compensation levels and design vs. industry peers, with support from Southlea Group LP (“Southlea”), the HRCC’s independent compensation advisor

☑     Positions target compensation around the median of industry peers for expected levels of performance

☑    Balances focus on short-term and longer-term incentive plans

☑     Sets performance goals that are mindful of all stakeholders

☑     Stress-tests incentive compensation programs and payouts

☑     Caps the payout value of the short-term incentive and the vesting score of PSUs at 200% of target

☑     Uses informed judgement in the evaluation of performance and pay decisions

☑     Requires executives to achieve and maintain minimum share ownership levels (as part of the Share Ownership Policy)

☒     Does not guarantee pay

☒     Does not make pay decisions solely based on formulaic performance results

☒     Does not re-price outstanding equity without Shareholder approval

☒     Does not provide employee loans or provide tax gross ups

☒     Does not vest PSUs if total shareholder returns (TSR) are below the 25th percentile of the S&P/TSX Global Gold Index constituents, and caps vesting at 100% of target if total Shareholder returns are negative after three years

What Orla does:	What Orla does NOT do:

☑     Provides employment agreements to senior executives with contract terms and severance provisions aligned with market practice

☑     Provides employment agreements that include a double-trigger requirement (change of control event AND termination of employment) upon a change of control for additional severance payments and accelerated vesting of equity awards

☑     Recoups compensation paid (Clawback Policy) following a material restatement of financial results due to material non-compliance with reporting requirements

☒ Does not permit insider trading (as part of the Insider Trading Policy) or hedging of equity-based compensation (as part of the Anti-Hedging Policy)

Compensation Philosophy and Objectives

The Board and the HRCC consider many factors when reviewing and making recommendations for compensation arrangements for the Named Executive Officers, such as pre-defined corporate and individual objectives, the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, as well as the compensation paid by a group of comparable companies, as further discussed under “2023 Peer Group” below.

When determining the compensation arrangements for the Named Executive Officers, the HRCC considers the following objectives:

●	retaining executives who are critical to the success of the Company and the enhancement of Shareholder value

●	providing fair and competitive compensation that targets the 50th percentile of our industry per group for expected levels of performance

●	aligning the interests of Management and Shareholders

●	rewarding performance, both on an individual basis and with respect to the business in general

Pay for Performance

The Company operates in a cyclical and capital-intensive industry, and it takes a long-term view of building value for stakeholders. The Company’s pay-for-performance philosophy is reinforced by executive compensation weighted heavily towards variable “at-risk” incentive compensation tied to short-, medium- and long-term performance.

Key elements of the Company’s pay-for-performance program are:

●	a large portion of compensation is longer-term in nature, which discourages short-term risk-taking behaviour and directly aligns pay outcomes with the experience of Shareholders

●	incentivizing short-term results that drive both near-term and long-term value creation

●	compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives

●	emphasizing equity-based compensation allows those most accountable for the Company’s long-term success to acquire and hold Common Shares

The HRCC continually monitors the alignment of the compensation programs with the Company’s pay-for- performance philosophy. For 2023, this review resulted in the introduction of PSUs, which made up 50% of the long-term incentive plan (“LTIP”) grant value for c-suite executives. See “Long-term Incentive Plan (LTIP)” below.

The portion of the Named Executive Officers’ pay that was “at-risk” for the year ended December 31, 2023

THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The HRCC is comprised of four independent directors, being Messrs. Robitaille (Chair) and Jeannes and Mss. McGregor and Brown. During the year ended December 31, 2023, the HRCC held six committee meetings, plus three additional committee meetings in the first quarter of 2024. The primary goal of these meetings was to ensure that the compensation provided to the Named Executive Officers was determined with regard to the Company’s business strategies and objectives, such that the interests of the executive officers were aligned with the interests of Shareholders, and to ensure that their compensation was fair and reasonable and sufficient to attract and retain qualified and experienced executives. The HRCC has adopted a written mandate that governs its practices. See “Role of the Human Resources and Compensation Committee and the Board” below and “Statement of Corporate Governance – Corporate Governance – Human Resources and Compensation Committee”.

The Board considers the past experience of each director in determining the composition of the HRCC and strives to include a range of skills and experiences when making appointments to ensure that the HRCC is comprised of directors that act independently and think analytically about the Company’s compensation practices and alignment with performance objectives. Each of the members of the HRCC have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Company’s compensation policies and practices. Each of these directors have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors.”

ROLE OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE AND THE BOARD

The HRCC assists the Board in monitoring the Company’s guidelines and practices with respect to compensation and benefits and ensures that the Company’s compensation program is competitive and fair. With respect to compensation, the HRCC’s responsibilities include, among other things:

●	reviewing and submitting to the Board recommendations concerning executive compensation and compensation plan matters
●	providing periodic reports to the Board on compensation matters that review and assess the design and competitiveness of the Company’s compensation and benefits programs generally, while considering the implications of any risks associated with the Company’s compensation policies and practices
●	reviewing and making recommendations, in consultation with the Chair of the Board and the Chief Executive Officer, to the Board with respect to implementing or varying share option, share purchase, compensation and other incentive plans

●	reviewing and making recommendations to the Board regarding the Company’s executive succession planning in support of sustainable operations and long-term value for Shareholders

In addition, the HRCC reviews and recommends compensation policies and processes, and any new incentive compensation and equity compensation plans or changes to such plans. The Board makes final decisions on overall executive compensation after receiving advice and recommendations from the HRCC.

RECOMMENDATIONS OF MANAGEMENT

For the financial year ended December 31, 2023, the HRCC consulted with the Chief Executive Officer regarding the Company’s annual business objectives and achievements. In addition, the HRCC consulted with the Chief Executive Officer regarding executive officer target short-term incentive awards and actual payouts, and long- term incentive grants, which the HRCC then considered and recommended to the Board, as appropriate. The Chief Executive Officer did not make any recommendations with respect to his own compensation package, which was determined by the HRCC with the assistance of the Company’s independent compensation consultant, Southlea, and recommended to the Board for approval.

The HRCC retains full decision-making authority and can exercise discretion in modifying any of the recommendations from the Chief Executive Officer prior to making recommendations to the Board.

RISKS ASSOCIATED WITH THE COMPANY’S COMPENSATION POLICIES AND PRACTICES

In February 2024, the HRCC, with support from its independent compensation consultant, Southlea, completed a review of the risks that could arise from the executive compensation program. This included a review of the overall executive compensation framework, incentive plan designs and the processes for making various compensation decisions, to assess whether they collectively provide a balanced approach to risk management.

Supported by the results of the risk review, the HRCC is satisfied that the Company’s key business risks and performance measures are appropriately captured in its executive compensation program. The HRCC did not identify any compensation policies or practices that could motivate executives to take actions that would have a significant negative impact on the Company.

POLICY ON PURCHASE OF FINANCIAL INSTRUMENTS

The Board has adopted a policy that prohibits the purchase by Named Executive Officers or Directors of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. See “Statement of Corporate Governance – Corporate Policies – Anti-Hedging Policy”.

INDEPENDENT COMPENSATION CONSULTANT

Since 2021, the HRCC has retained Southlea as the Company’s independent compensation consultant. In 2023, Southlea supported the HRCC with the following items:

●	attended and participated in HRCC meetings during the year

●	reviewed the Circular with disclosure of pay decisions made for 2023 and changes made to the executive compensation program for 2024

●	reviewed the Company’s current approach to selecting its peer group of companies and assisted with the HRCC’s annual review of the peer group

●	benchmarked pay levels for the Company’s executive officers relative to the approved peer group, as well as reviewing target total direct compensation, including salary, short-term incentive plan (“STIP”) and LTIP

•	reviewed industry practices and trends, with comparison to the Company’s compensation programs and recommend changes, as appropriate
•	reviewed the LTIP, and designed a new PSU plan, with a mix of 50% PSUs for c-suite executives for LTIP grants made in 2023
•	benchmarked pay levels for the Company’s independent directors relative to the same peer group used to benchmark executive officers

The following table details the aggregate fees incurred on behalf of the HRCC in consideration of the services provided by Southlea:

Southlea Group LP	2022	2023
Executive compensation-related fees	$107,575	$132,238
All other fees	Nil	Nil
Total Fees	$107,575	$132,238

2023 PEER GROUP

The selection of companies that make up the peer group are intended to reflect a market with which the Company competes for executive officers. For compensation relating to the financial year ended December 31, 2023, the HRCC, in consultation with Southlea, completed a review and update of the Company’s peer group (the “2023 Peer Group”) to ensure that the comparators reflected the stage, size and complexity of the Company. In selecting the 2023 Peer Group, the HRCC considered the following:

Country and Industry	Company Size	Other Considerations
● Canadian or U.S. headquarters ● Publicly traded ● “Gold”, “Silver”, or “Precious Metals and Minerals”, with a majority of gold mining peers ● Direct mining operations

●     Comparable size based on market capitalization and assets

●     Producing company or late-stage development

●     Focus on mining operations in the Americas

●     Similar complexity as measured by the number and stage of operating mines and development projects

●     Part of the S&P Global Gold Index

●     Cross-listed on multiple stock exchanges

●     Availability of relevant benchmarks, robust disclosure of executive and board of director compensation levels

●     Companies in proxy advisory peer groups

Based on the foregoing selection considerations, the HRCC and Board approved removing Pure Gold Mining Inc. and adding New Gold Inc. Based on relevant size and scope indicators, the Company was generally positioned at the 50th percentile of the 2023 Peer Group. The following companies made up the 2023 Peer Group:

Argonaut Gold Inc.	New Gold Inc. (new for 2023)
Calibre Mining Corp.	Silvercrest Metals Inc.
Dundee Precious Metals Inc.	Torex Gold Resources Inc.
Endeavour Silver Corp.	Victoria Gold Corp.
Fortuna Silver Mines Inc.	Wesdome Gold Mines Ltd.
Lundin Gold Inc.

The HRCC, in consultation with Southlea, reviewed market data for the 2023 Peer Group to determine the appropriate level of base salaries, target STIP, grant levels of LTIP and total compensation for the Named Executive Officers for 2023. The Company undertook a formal benchmarking and adopted a compensation philosophy to target the 50th percentile within the 2023 Peer Group. However, the HRCC retained discretion for setting Named Executive Officer compensation to appropriately reflect each executive’s value and their contributions, as well as the executive’s leadership, commitment to the Company’s values, contribution to Company culture and potential for advancement.

ELEMENTS OF NAMED EXECUTIVE OFFICER COMPENSATION

The compensation paid to the Named Executive Officers consisted of four primary components:

	Element	Purpose of Element
FIXED	Base Salary	Base salaries are fixed and therefore provide a level of certainty for Named Executive Officers. They are also used to ensure the Company’s compensation programs remain competitive in the mining industry and to determine other compensation elements and benefits that are linked to salary levels. It is critical in attracting and retaining executives in the markets in which the Company competes for talent. Base salary also recognizes the value of an individual to the Company based on his or her role, skills, performance, contributions, leadership and potential.
AT RISK	Short-term Incentive Plan (STIP)	The STIP is an annual cash award designed to reward Named Executive Officers for the achievement of annual corporate and individual objectives. These objectives are set by the HRCC and approved by the Board on an annual basis. Although the STIP is based on a one-year performance period, the HRCC sets challenging operating, financial and strategic objectives designed to build long- term stakeholder value. The combination of the STIP and LTIP, described below, is intended to motivate the executives to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.
	Long-term Incentive Plan (LTIP)	The purpose of the LTIP is to attract and retain Named Executive Officers who are expected to significantly contribute to the long-term success of the Company, motivate them to perform at a high level and reward the achievement of creating long-term Shareholder value. The LTIP aligns the experience of the Company’s executives with that of its Shareholders by tying a significant portion of their total compensation to the long-term performance of the Common Shares. The LTIP encourages the Company’s executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in long-term value creation.

Element	Purpose of Element
FIXED	Benefit Plans	The Company provides a group benefit plan to the employees of the Company in which the Named Executive Officers participate. The terms of the group benefit plan are customary. The Company does not provide any post- retirement benefits to any of the Named Executive Officers or employees of the Company and the Named Executive Officers do not participate in any defined benefit pension plan, defined contribution plan or deferred compensation plan.

In 2023, the Company initiated a 6% RRSP matching program for its employees, which the Named Executive Officers also participate in, subject to Canada Revenue Agency limits.

The key features of the three primary components of compensation (base salary, STIP and LTIP) are described below.

Base Salary

Base salaries for the Named Executive Officers are reviewed annually. Any change in base salary of a Named Executive Officer will generally be determined by an assessment of such executive’s performance, a review of competitive compensation levels at companies similar to the Company (in particular, the peer group described above) and a review of the performance of the Company as a whole and the role the executive officer played in such corporate performance.

Base salaries for the Named Executive Officers for the financial year ended December 31, 2023 were as follows. For the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, meaningful increases to base salary were approved by the HRCC and Board to close the gap to the 50 th percentile of industry peers identified through the external benchmarking analysis completed by Southlea.

Name and Position	2023 Base Salary	Increase from 2022
Jason Simpson, President and Chief Executive Officer	$625,000	19%
Etienne Morin, Chief Financial Officer	$380,000	20%
Andrew Cormier, Chief Operating Officer	$400,000	20%
Chafika Eddine, Chief Sustainability Officer	$300,000(1)	5%
Sylvain Guerard, Senior Vice-President, Exploration	$300,000	9%

Notes:

1.	Commencing October 1, 2023, Ms. Eddine was paid in US dollars, with her salary being converted from Canadian dollars to US dollars based on an exchange rate of 1.3447 CAD/USD, representing an annualized salary of US$223,098.

Short-term Incentive Plan (STIP)

Each of the Named Executive Officers has a defined target STIP, expressed as a percentage of base salary. For the financial year ended December 31, 2023, STIP awards were determined and awarded based on an assessment by the HRCC of corporate and individual objectives calculated as follows:

The table below shows the 2023 target STIP and the relative weight on individual and corporate performance for each of the Named Executive Officers.

Name and Position	Target STIP	Corporate Objectives	Individual Objectives
Jason Simpson, President and Chief Executive Officer	100%	80%	20%
Etienne Morin, Chief Financial Officer	70%	70%	30%
Andrew Cormier, Chief Operating Officer	70%	70%	30%
Chafika Eddine, Chief Sustainability Officer	70%	70%	30%
Sylvain Guerard, Senior Vice-President, Exploration	60%(1)	40%	60%

Notes:

2.	Effective July 1, 2023, Mr. Guerard’s target STIP was increased from 50% to 70%. This increase was pro rated for the purposes of the 2023 STIP calculation.

Corporate Objectives

For the financial year ended December 31, 2023, corporate objectives were developed by the HRCC based on discussions with Management. These corporate objectives were adopted and recommended by the HRCC and approved by the Board and were developed based on matters deemed to be critical to advancing the Company’s overall strategic goals and objectives. Performance against the corporate objectives was assessed by the HRCC at the end of the 2023 financial year based on its review of the relative achievement of the objective. The HRCC then considered the relative difficulty of the objective and the macro circumstances of the achievement. An overall score in the range of 0% to 200% was then applied. The following table describes the corporate objectives set for the financial year ended December 31, 2023.

2023 Corporate Objectives	Weight	Result	Criteria / Discussion
ESG: ● Lost time injury rates ● Sustainability ● Environmental incidents ● Sustained operations	25%	Exceeded Expectations

●    Lost Time Injury Frequency of 1.71 during a full operational year

●    Two multi-year local supplier partnerships initiated for community development

●    No category 4 or 5 incidents as defined by the US Environmental Protection Agency during a full construction year

●    No disruptions to operations and maintenance of community relations; new CBA signed in Mexico

Production: ● Gold poured versus guidance	25%	Exceeded Expectations	● 121,877 oz of gold poured versus original guidance of 100,000 to 110,000 oz
Expenditure: ● Operating and capital cost versus budget	25%	Met Expectations	● Operating costs and capital costs within guidance
Strategic Objectives: ● Exploration ● Project Development ● Corporate Development ● Improved Balance Sheet	25%	Met Expectations	● Drilling programs completed ● Panama concessions cancelled; protracted permitting timelines in Mexico and Nevada ● Robust corporate development process ● Re-financing of credit facility
Overall Performance Score		125%

For 2023, the HRCC determined that the corporate objectives either met or exceeded expectations. Accordingly, the overall performance score was above target. During the year, the Company maintained an excellent health and safety record, maintained support of the local communities in which it operates, signed a new collective bargaining agreement at Camino Rojo without disrupting operations, surpassed both its original and revised production guidance at industry leading cost, continued exploration and study work at each project and completed the re-financing of its credit facility. Although the Company achieved these operational successes, there were certain setbacks in 2023. These included the retroactive cancellation of the mining concessions comprising the Cerro Quema Project and protracted permitting timelines in Mexico and Nevada. As a result, the HRCC recommended, and the Board approved, an overall corporate performance score of 125% for the financial year ended December 31, 2023.

Individual Objectives

At the start of the year, each Named Executive Officer developed individual objectives for 2023, which were reviewed and recommended by the HRCC and approved by the Board. At the end of the financial year, the HRCC, with input from the Chief Executive Officer for his direct reports, assessed individual performance and assigned an overall performance score according to the executive’s rate of success using the same methodology as the corporate objectives described above. The following table provides an overview of the Chief Executive Officer’s individual objectives for the 2023 financial year and the score applied by the HRCC. For 2023, the HRCC determined that Mr. Simpson met or exceeded expectations. Accordingly, an overall score of 125% was applied.

2023 Individual Objectives - CEO	Weight	Score	Criteria / Discussion
Company Finances ● Monitor financial performance (revenues and spending) within the 2023 approved budget	20%	Exceeded Expectations	● Operating and capital costs on budget ● Re-financing of credit facility completed
Company Operations ● Produce gold safely consistent with budget	20%	Exceeded Expectations	● Production above guidance ● Excellent health and safety record

2023 Individual Objectives - CEO	Weight	Score	Criteria / Discussion
Company ESG ● Oversee the Company’s delivery of ESG strategy ● Obtain government permits in Mexico, Nevada and Panama	20%	Met Expectations	● First sustainability report released, ESG strategy progressing ● Protracted permitting timelines; cancellation of Cerro Quema concessions
Corporate Development ● Evaluate and present, if reasonable, new growth opportunities	20%	Exceeded Expectations	● Multiple growth opportunities evaluated
Corporate Representation ● Performance as the key spokesperson for the company with all stakeholders	20%	Exceeded Expectations	● Strong corporate representation, tempered by share price performance
Overall Performance Score		125%

STIP Summary

Based on the foregoing, on the recommendation of the HRCC and as approved by the Board, short-term incentives awarded for the Named Executive Officers for the financial year ended December 31, 2023 were determined and awarded as follows:

Name and Position	Target STIP (% of Base Salary)	Corporate Score	Individual Score	Overall Weighted Score	Actual STIP	Actual STIP (% of Base Salary)
Jason Simpson President and Chief Executive Officer	100%	125%	125%	125%	$781,250	125%
Etienne Morin Chief Financial Officer	70%	125%	120%	123.5%	$328,510	87%
Andrew Cormier Chief Operating Officer	70%	125%	125%	125%	$350,000	88%
Chafika Eddine Chief Sustainability Officer	70%	125%	110%	120.5%	$253,890(1)	85%
Sylvain Guerard Senior Vice-President, Exploration	60%	125%	125%	125%	$225,000	75%

Notes:

1.	Ms. Eddine was paid in US dollars commencing October 1, 2023, as such, $189,787 of this amount was paid in Canadian dollars and US$47,046 was paid in US dollars. The US dollar amount has been translated to Canadian dollars at the average exchange rate of 1.3609 CAD/USD prevailing during the period of October 1, 2023 to December 31, 2023.

Long-term Incentive Plan (LTIP)

Each Named Executive Officer has a target grant level for LTIP, expressed as a percentage of base salary. For 2023, LTIP was granted in PSUs, stock options and RSUs, with a relative mix as set forth below. Additional detail on each type of award is also provided below.

Name and Position	Target LTIP (% of Base Salary)		Stock Options	RSUs
		PSUs
Jason Simpson President and Chief Executive Officer	175%	50%	30%	20%
Etienne Morin Chief Financial Officer	150%	50%	30%	20%
Andrew Cormier Chief Operating Officer	150%	50%	30%	20%
Chafika Eddine Chief Sustainability Officer	120%	50%	30%	20%
Sylvain Guerard Senior Vice-President, Exploration	75%	-	50%	50%

On the recommendation of the HRCC, as approved by the Board, PSU, stock option and RSU grants for the Named Executive Officers for the financial year ended December 31, 2023, were determined and awarded as follows:

Name and Position	PSUs Awarded(1)	Value of PSUs Awarded(1)	Stock Options Awarded(2)	Value of Stock Options Awarded(2)	RSUs Awarded(3)	Value of RSUs Awarded(3)
Jason Simpson President and Chief Executive Officer	82,847	$546,875	107,573	$328,125	33,244	$218,750
Etienne Morin Chief Financial Officer	43,175	$285,000	56,061	$171,000	17,325	$114,000
Andrew Cormier Chief Operating Officer	45,447	$300,000	59,011	$180,000	18,237	$120,000
Chafika Eddine(3) Chief Sustainability Officer	27,268	$180,000	35,406	$108,000	10,942	$72,000
Sylvain Guerard Senior Vice-President, Exploration	–	–	22,129	$67,500	23,936	$157,500

Notes:

1.	The PSUs issued reflect the annual grant in 2023. The values were calculated using the market value at grant, calculated based on the five- day weighted average volume price of the Company common shares, being $6.601, consistent with the approach used in the Company’s audited financial statements.

2.	The stock options issued reflect the annual grant in 2023. The grant date fair value of stock options was calculated using the Black-Scholes methodology. These options are exercisable at a price of $6.58 until March 27, 2028. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate 2.77%; expected life five years; expected annualized volatility 50%; expected dividend rate nil. The Company chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company’s audited financial statements.

3.	The RSUs issued reflect the annual grant in 2023. The values were calculated using the market value at grant date being $6.58, consistent with the approach used in the Company’s audited financial statements.

PSUs

For 2023, the HRCC recommended, and the Board approved the adoption of PSUs as part of the LTIP for c-suite executives, with 50% weight. The purpose of PSUs is to align the executive’s interest with those of the Shareholders and motivate share price growth and total Shareholder return, relative to the Company’s industry peers.

PSUs are settled in cash and cliff-vest on the third anniversary of the date of grant. The ultimate payout value of the PSUs is determined by a vesting multiplier called the “Performance Percentage” and the Company’s share price at settlement, calculated as follows:

The Performance Percentage is calculated based on the Company’s total shareholder returns (“TSR”) relative to a peer group (the “PSU Peer Group”). The Company’s percentile ranking within the PSU Peer Group determines the Performance Percentage applied, as follows:

Percentile Rank of Company in PSU Peer Group	Performance Percentage
<25%	0%
≥25% to 50%	Linear Interpolation
50%	100%
50% to 100%	Linear Interpolation
100%	200%

TSR is calculated over a three year “Payment Criteria Period”, which commences on January 1 of the year of grant and ends on December 31 of the year prior to vesting. Share prices for TSR are calculated using the 20-day volume weighted average price at the beginning and end of the Payment Criteria Period, plus cumulative dividends.

Regardless of relative performance against the PSU Peer Group, if the Company has a negative TSR in any Payment Criteria Period, the Performance Percentage for those PSUs is capped at 100%.

For the Company’s 2023 LTIP grants, the PSU Peer Group consisted of the constituents of the S&P/TSX Global Gold Index (other than the Company) at the commencement of the Payment Criteria Period, which is from January 1, 2023 to December 31, 2025. The PSU Peer Group is fixed and will not be adjusted, provided that, if a company in the PSU Peer Group is not publicly traded at the end of the Payment Criteria Period due to merger, amalgamation, statutory arrangement or other business combination transaction, that company shall be removed from the PSU Peer Group.

Stock Options

Stock options are granted under the Stock Option Plan. All stock options granted by the Company to date have had a term of five years expiring on the fifth anniversary of the date of the grant. Prior to LTIP grants in 2022, options were issued with vesting conditions being one-third on the date of the grant, one-third on the first anniversary and one-third on the second anniversary of the grant. Commencing with LTIP grants in 2022 and onwards, options were issued with vesting conditions being one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for a summary of the Stock Option Plan.

RSUs

RSUs are granted under the Company’s restricted share unit plan (the “RSU Plan”). Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share upon vesting. RSUs vest one-third on each of the first, second and third anniversary of the date of grant. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for a summary of the RSU Plan.

PERFORMANCE GRAPH

The following table and graph compare the cumulative total shareholder return of $100 invested in Common Shares of the Company from December 31, 2018 to December 31, 2023 against the cumulative total shareholder return of each of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period.

	December 2019	December 2020	December 2021	December 2022	December 2023
Orla Mining Ltd.	$190	$653	$460	$522	$411
S&P/TSX Composite Index	$123	$130	$162	$153	$171
S&P/TSX Global Gold Index	$141	$173	$163	$159	$167

During the periods indicated, the total return to shareholders has generally outperformed both the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. Over the same period, Orla saw an increase in the scope and complexity of its operations as it completed various acquisitions and transitioned to a producing company. Consequently, the disclosed value of total compensation awarded to Named Executive Officers has increased since 2018 (refer to the Summary Compensation Table below), and the actual realized and realizable value of total compensation has also increased in a manner generally aligned with share price performance and the total return to Shareholders. The HRCC considers the increases to be appropriate given the increase in scope and complexity of the Company’s operations and the operating, financial and strategic achievements made during this time.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid to or earned by the Named Executive Officers during the financial years ended December 31, 2023, 2022, and 2021.

Name and Principal Position of Named Executive Officer	Year (1)	Salary ($)	Share-based awards (2) ($)	Option- based awards (3) ($)	Non-Equity Incentive Plan Compensation (4)		All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Jason Simpson President and Chief Executive Officer (6)	2023	$625,000	$766,000	$330,000	$781,250	Nil	$15,390	$2,517,640
	2022	$525,088	$315,000	$472,570	$840,140	Nil	Nil	$2,152,798
	2021	$475,087	$429,000	$285,052	$831,403	Nil	Nil	$2,020,542
Etienne Morin Chief Financial Officer	2023	$380,000	$399,000	$172,000	$328,510	Nil	$15,390	$1,294,900
	2022	$317,125	$153,000	$228,326	$348,520	Nil	Nil	$1,046,971
	2021	$292,125	$174,000	$116,850	$332,292	Nil	Nil	$915,267
Andrew Cormier Chief Operating Officer	2023	$400,000	$420,000	$181,000	$350,000	Nil	$14,714	1,365,714
	2022	$332,500	$159,000	$239,400	$365,418	Nil	Nil	$1,096,318
	2021	$307,500	$185,000	$123,000	$349,781	Nil	Nil	$965,281
Chafika Eddine Chief Sustainability Officer (7)	2023	$300,904(8)	$252,000	$108,600	$253,890(8)	Nil	Nil	915,394
	2022	$237,500	Nil	$597,579	$237,498	Nil	Nil	$1,072,577
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sylvain Guerard Senior Vice-President, Exploration	2023	$300,000	$157,500	$67,900	$225,000	Nil	$14,921	$765,321
	2022	$275,000	$54,000	$53,709	$195,250	Nil	Nil	$571,509
	2021	$256,250	$63,000	$41,000	$184,518	Nil	Nil	$544,768

Notes:

1.	Financial years ended December 31.

2.	Reflects award date value of RSUs and PSUs granted.

3.	The fair value of stock options was estimated on the date of grant using the Black-Scholes pricing model. The assumptions used for the grants in 2023 are presented on page 57.

4.	The figures presented are for amounts earned in respect of the year, paid in the subsequent year.

5.	All other compensation amounts relate to the Company’s contributions to the RRSP matching program.

6.	Mr. Simpson is also a director of the Company and does not receive any additional compensation for that role.

7.	Ms. Eddine was appointed Chief Sustainability Officer of the Company on March 1, 2022.

8.	Ms. Eddine was paid in Canadian dollars until September 30, 2023, and in US dollars after October 1, 2023. The amounts paid to Ms. Eddine in US dollars during the period October 1, 2023 to December 31, 2023 have been translated to Canadian dollars at the average exchange rate of 1.3609 CAD/USD prevailing during that three-month period.

NAMED EXECUTIVE OFFICERS – OUTSTANDING OPTION- AND SHARE-BASED AWARDS

The table below reflects the incentive plan awards outstanding for the Named Executive Officers as at December 31, 2023.

Name and Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In- the- Money Options(2) ($)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
Jason Simpson President and Chief Executive Officer	318,192 148,542 188,628 107,573	$2.21 $4.80 $5.98 $6.58	Mar 25, 2025 Mar 24, 2026 Mar 24, 2027 Mar 27, 2028	$671,385 Nil Nil Nil	180,907	$781,518	$332,411
Etienne Morin Chief Financial Officer	187,314 123,570 60,891 91,137 56,061	$1.06 $2.21 $4.80 $5.98 $6.58	Mar 29, 2024 Mar 25, 2025 Mar 24, 2026 Mar 24, 2027 Mar 27, 2028	$610,644 $260,733 Nil Nil Nil	89,642	$387,253	$141,821
Andrew Cormier Chief Operating Officer	335,000 64,096 95,556 59,011	$2.39 $4.80 $5.98 $6.58	Apr 16, 2025 Mar 24, 2026 Mar 24, 2027 Mar 27, 2028	$646,550 Nil Nil Nil	94,290	$407,333	Nil
Chafika Eddine Chief Sustainability Officer	250,000 35,406	$5.37 $6.58	Mar 1, 2027 Mar 27, 2028	Nil Nil	38,210	$165,067	Nil
Sylvain Guerard Senior Vice-President, Exploration	200,000 21,365 21,438 22,129	$6.03 $4.80 $5.98 $6.58	Aug 24, 2025 Mar 24, 2026 Mar 24, 2027 Mar 27, 2028	Nil Nil Nil Nil	34,195	$147,722	Nil

Notes:

1.	Each option entitles the holder to purchase one Common Share.
2.	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2023 of $4.32 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
3.	Includes unvested RSUs and PSUs, the value of which was determined by multiplying the number of share units held on December 31, 2023, by the closing price of the Common Shares on the TSX on December 31, 2023 of $4.32. For the purposes of this table, the value of PSUs has been calculated assuming a Performance Percentage of 100%. The RSUs vest as to one third each on the first, second, and third anniversary dates of award. The PSUs cliff-vest on the third anniversary of the date of grant.
4.	These RSUs (the “Deferred RSUs”) were originally scheduled to vest before December 31, 2023, but the applicable participant elected to defer receipt of the Common Shares underlying the Deferred RSUs until a Deferred Payment Date (as defined below) that was subsequent to such date, as permitted under the RSU Plan. See “Securities Authorized For Issuance Under the Equity Compensation Plans – RSU Plan” for additional information. For the purposes of this table, the value of the Deferred RSUs has been calculated by multiplying the number of Deferred RSUs held on December 31, 2023, by the closing price of the Common Shares on the TSX on December 31, 2023 of $4.32.

The Company did not re-price any stock options during the year ended December 31, 2023, or at any time prior to then.

NAMED EXECUTIVE OFFICERS – INCENTIVE AWARD PLAN – VALUE VESTED OR EARNED DURING THE YEAR

The following table provides information concerning the value vested or earned under incentive award plans of the Company with respect to each Named Executive Officer during the financial year ended December 31, 2023.

Name and Position	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (4) ($)
Jason Simpson President and Chief Executive Officer	$141,595	$740,356(3)	$781,250
Etienne Morin Chief Financial Officer	$61,451	$303,012(3)	$328,510
Andrew Cormier Chief Operating Officer	$64,593	$145,884	$350,000
Chafika Eddine Chief Sustainability Officer	$49,166	Nil	$253,890(5)
Sylvain Guerard Senior Vice-President, Exploration	$18,962	$48,821	$225,000

Notes:

1.	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
2.	“Value vested during the year” means the aggregate dollar value of the Common Shares that are issued on the vesting of the RSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the Restricted Period of the RSUs expired during the year ended December 31, 2023. No PSUs vested during the year ended December 31, 2023.
3.	For the year ended December 31, 2023, Mr. Simpson and Mr. Morin elected to defer receipt of the Common Shares underlying all their respective RSUs until a Deferred Payment Date subsequent to such date, as permitted by the RSU Plan. See “Securities Authorized For Issuance Under the Equity Compensation Plans – RSU Plan” for additional information.
4.	Reflects the annual STIP bonus paid to each Named Executive Officer. These amounts were paid in 2024 in respect of 2023 performance.
5.	Ms. Eddine was paid in Canadian dollars until September 30, 2023, and in US dollars after October 1, 2023. The amounts paid to Ms. Eddine in US dollars during the period October 1, 2023 to December 31, 2023 have been translated to Canadian dollars at the average exchange rate of 1.3609 CAD/USD prevailing during that three month period.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

The Company has entered into employment agreements with each of the NEOs that contain substantially similar provisions in the event of termination and change of control.

The employment agreements provide that, in the event that the NEO is terminated without cause (as defined in the employment agreement), the NEO is terminated for good reason (as defined in the employment agreement) or, in the event the Company does not have disability insurance and the NEO’s employment is terminated as a result of a disability (as defined in the employment agreement), the NEO will be entitled to an amount equal to (i) 12 months of their base salary; plus (ii) the bonus they would have earned through that 12-month period based on the greater of (a) the annual bonus received by the NEO in the year immediately preceding the termination of employment; and (b) the annual bonus target for the year in which employment is terminated. The NEO will also continue to participate in the Company’s benefits programs through such 12-month period to the maximum extent permitted under applicable plan terms. In addition, any unvested stock options shall immediately vest upon notification of termination.

If there is a change of control (as defined in the applicable employment agreement), and within 12 months of such change of control, there is a termination of the NEO by the Company without cause or termination by the NEO for good reason, the NEO will be entitled to an amount equal to: (i) the compensation and benefits set forth in the paragraph immediately above, except that the applicable period will be 24 months rather than 12 months (or, in the case of Mr. Sylvain Guerard, 18 months rather than 12 months); plus (ii) the NEO’s pro rata bonus calculated from the beginning of the year of termination to the date of termination based on the greater of (a) the annual bonus received by the NEO in the year immediately preceding the termination of employment; and

(b) the annual bonus target for the year in which employment is terminated. In addition, notwithstanding any contrary terms in the RSU Plan, the RSUs held by the NEO will immediately vest, notwithstanding any stated vesting period.

The employment agreements also contain non-competition and non-solicitation restrictions.

Treatment of Equity Awards

The following table summarizes the treatment of stock options, RSUs and PSUs in connection with certain termination events under the terms of the applicable plan or employment agreement.

Equity Award	Termination without Cause or Resignation for Good Reason	Termination without Cause or Resignation for Good Reason + Change of Control
Stock Options	Immediate vesting, 90 days to exercise options following termination	Immediate vesting, 90 days to exercise options following termination
RSUs	Immediate vesting and settlement upon termination	Immediate vesting and settlement upon termination
PSUs	Settled on the original vesting date, subject to the Performance Percentage, with the payout amount pro rated based on the termination date (1)	Immediate full vesting and settlement on termination with the Performance Percentage deemed to be 100% (1)

Notes:

1.	The Board retains discretion to determine that special circumstances exist that reasonably justify an adjustment to the amount which would otherwise be payable.

Estimated Incremental Payments on Termination or Change of Control

Pursuant to the applicable employment agreements, if a severance payment triggering event had occurred on December 31, 2023, the severance payments that would be payable to each of the Named Executive Officers would have been as follows:

Name and Position	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason + Change of Control ($)
Jason Simpson, President and Chief Executive Officer	$1,465,140	$3,770,420
Etienne Morin, Chief Financial Officer	$728,520	$1,805,560
Andrew Cormier, Chief Operating Officer	$765,418	$1,896,254
Chafika Eddine, Chief Sustainability Officer	$538,402	$1,314,302
Sylvain Guerard, Senior Vice President, Exploration	$495,250	$938,125
Total:	$3,992,730	$9,724,661

The accelerated value of the aforementioned NEO’s existing stock options, RSUs and PSUs as of December 31, 2023 is detailed under “Named Executive Officers – Outstanding Option- And Share-Based Awards” in this Circular.

CHANGES TO 2024 EXECUTIVE COMPENSATION PROGRAM

Over the course of late 2023 and early 2024, the HRCC completed its annual review of the Company’s executive compensation program with support from Southlea. This section describes the HRCC’s review process and the approved changes for 2024. Other than as described below, there were no material changes to the Company’s executive compensation practices since the end of the most recently completed fiscal year.

MARKET REVIEW

The HRCC, in consultation with Southlea, reviewed market data for the Company’s peer group for 2024 (the “2024 Peer Group”) to determine the appropriate level of base salaries, target STIP, grant levels of LTIP and total compensation for the Named Executive Officers for 2024. There were no changes to the 2024 Peer Group compared to the 2023 Peer Group. The Company undertook a formal benchmarking and adopted a compensation philosophy to target the 50th percentile within the 2024 Peer Group. However, the HRCC retained discretion for setting Named Executive Officer compensation to appropriately reflect each executive’s value and their contributions, as well as the executive’s leadership, commitment to the Company’s values, contribution to Company culture and potential for advancement.

The following sections provide an overview of changes to elements of executive compensation for 2024. See “Elements of Named Executive Officer Compensation” above for additional explanation and the purpose of each such element.

Base Salary

Base salaries for the Named Executive Officers for the financial year ending December 31, 2024 are as follows.

Name and Position	2024 Base Salary	Increase from 2023
Jason Simpson, President and Chief Executive Officer	$655,000	5%
Etienne Morin, Chief Financial Officer	$400,000	5%
Andrew Cormier, Chief Operating Officer	$420,000	5%
Chafika Eddine, Chief Sustainability Officer	US$234,253	5%
Sylvain Guerard, Senior Vice-President, Exploration	$315,000	5%

Short-term Incentive Plan (STIP)

Other than in respect of Mr. Guerard, there were no changes to STIP targets for the Named Executive Officers and no material changes to the STIP design for the financial year ended December 31, 2024. Mr. Guerard’s STIP target has been increased to 70% and the weighting of his corporate and individual objectives were updated to 60% and 40%, respectively, in order to bring his compensation closer in line with the 50th percentile of the 2024 Peer Group and to better align the structure of his STIP with the other Named Executive Officers.

Corporate Objectives

The following table describes the Company objectives for the financial year ended December 31, 2024 and the relevant weight of each objective.

2024 Corporate Objectives	Weight		Weight
ESG ● Long term injury frequency rate ● Sustainability ● Environmental Incidents ● Operational Continuity	25%	Strategic Objectives ● Exploration ● Project development ● Corporate development ● Improve financial strength	25%

Production ● Gold poured	25%	Expenditure ● Operating cost ● Capital cost	25%

Individual Objectives

The following table provides an overview of the Chief Executive Officer’s individual objectives for the 2024 financial year and the relevant weight of each objective.

2024 Individual Objectives – CEO	Weight		Weight
Company Finances	20%	Company Operations	20%
Company ESG	20%	Corporate Development	20%
Corporate Representation	20%

Long-term Incentive Plan (LTIP)

Other than in respect of Mr. Guerard, there were no changes to LTIP targets for the Named Executive Officers and no material changes to the LTIP design for the financial year ended December 31, 2024. Mr. Guerard’s LTIP target has been increased from 75% to 120% to bring his total compensation closer inline with the 50th percentile of the 2024 Peer Group. In addition, Mr. Guerard’s LTIP mix was updated to include 50% PSUs to match the other Named Executive Officers.

REPORT ON DIRECTOR COMPENSATION

The objective of the Company’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the performance and growth of the Company. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, in order to appropriately align the interests of members of the Board with those of Shareholders, the Board has implemented a director share ownership policy. See “Statement of Corporate Governance – Corporate Governance Policies – Share Ownership Policy.”

In 2022, the HRCC reviewed the compensation program for directors, which indicated a gap to the 50th percentile of total compensation compared with the Company’s peer group. To reduce this gap, the Board approved a two- year phased increase to position the Company’s director compensation slightly above the 25th percentile for 2022 and near the 50th percentile for 2023. In 2024, the HRCC again reviewed the compensation program for directors, which indicated that a gap to the 50th percentile of total compensation remained. To reduce this gap, the Board approved an increase to 2024 compensation. The changes to the Company’s compensation program for directors were intended to better align the Company’s practices with the 2024 Peer Group and to reflect an appropriate level of remuneration given the Company’s evolution into a producing mining company.

In light of the Company’s development and industry trends, the equity retainer issued to independent directors for 2023 and 2024 consisted solely of DSUs, as opposed to the Company’s previous practice of 50% DSUs and 50% stock options.

The following table sets forth the 2023 and 2024 compensation program for directors of the Company, as recommended by the HRCC and approved by the Board.

			2023	2024
Chairman		Cash Retainer Equity Retainer (1)	$100,000 $150,000	$170,000 $150,000
	Total Compensation		$250,000	$320,000
	Base	Cash Retainer Equity Retainer (1)	$60,000 $100,000	$80,000 $120,000
Non-Chairman	Total Base Compensation		$160,000	$200,000
	Additional Cash Retainer for Committee Chairs	Audit HRCC Other Committees	$15,000 $15,000 $10,000	$20,000 $20,000 $15,000

Notes:

1.	Equity retainer awards are comprised solely of DSUs.

The following table sets out certain information respecting the compensation paid to non-executive directors (being those directors of the Company who were not Named Executive Officers) during the financial year ended December 31, 2023:

Director’s Name	Fees earned ($)	Share- based awards (DSUs) ($)(1)	Option-based awards (Options) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Charles Jeannes	$100,000	$150,000	Nil	Nil	Nil	$250,000
Tim Haldane	$70,000	$100,000	Nil	Nil	Nil	$170,000
Elizabeth McGregor	$75,000	$100,000	Nil	Nil	Nil	$175,000
Jean Robitaille	$75,500	$100,000	Nil	Nil	Nil	$175,000
David Stephens	$70,000	$100,000	Nil	Nil	Nil	$170,000
Tamara Brown	$65,000	$100,000	Nil	Nil	Nil	$165,000
Ana Sofía Ríos(2)	$31,667	$100,000	Nil	Nil	Nil	$131,667
Rob Krcmarov(3)	$6,848	$100,000	Nil	Nil	Nil	$106,848
Scott Langley(4)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.	Share-based awards are comprised solely of DSUs.
2.	Ms. Ríos was elected to the Board at the Company’s annual general meeting held on June 21, 2023.
3.	Mr. Krcmarov was appointed to the Board on November 20, 2023.
4.	Mr. Langley is the director nominee of Newmont and, accordingly, has voluntarily waived all compensation entitlements in 2023.

DIRECTORS – OPTION-BASED AND SHARE-BASED AWARDS

The table below reflects the incentive plan awards for each non-executive director outstanding as at December 31, 2023.

	Option-Based Awards				Share-Based Awards
						Market or
						Payout	Market or
						Value of	Payout
					Number	Share-	Value of
	Number of			Value of	of Shares	Based	Vested
	Securities			Unexercised	or Units	Awards	Share-Based		Market
	Underlying	Option		In- the-	That	That Have	Awards not		Value of
	Unexercised	Exercise		Money	Have Not	Not	Paid Out or	Number	Unvested
	Options	Price	Option Expiry	Options (1)	Vested	Vested (2)	Distributed	of DSUs (3)	DSUs (3)
Name	(#)	($)	Date	($)	(#)	($)	($)	(#)	($)
	159,236	$1.06	Mar 29, 2024	$519,109
Charles Jeannes	85,812	$2.21	Mar 25, 2025	$181,063	500,000(4)	$2,160,000	Nil	215,655	$931,630
	39,083	$4.80	Mar 24, 2026	Nil
	29,936	$5.98	Mar 24, 2027	Nil
	42,906	$2.21	Mar 25, 2025	$90,532
Tim Haldane	19,541	$4.80	Mar 24, 2026	Nil	Nil	Nil	Nil	119,956	$518,210
	17,962	$5.98	Mar 24, 2027	Nil
	20,000	$1.65	Aug 13, 2024	$53,400
Elizabeth McGregor	42,906	$2.21	Mar 25, 2025	$90,532
	19,541	$4.80	Mar 24, 2026	Nil	Nil	Nil	Nil	83,217	$359,497
	17,962	$5.98	Mar 24, 2027	Nil
	79,618	$1.06	Mar 29, 2024	$259,555
Jean Robitaille	42,906	$2.21	Mar 25, 2025	$90,532
	19,541	$4.80	Mar 24, 2026	Nil	Nil	Nil	Nil	112,880	$487,642
	17,962	$5.98	Mar 24, 2027	Nil
David	19,541	$4.80	Mar 24, 2026	Nil	Nil	Nil	Nil	100,003	$432,013
Stephens	17,962	$5.98	Mar 24, 2027	Nil
Tamara Brown	26,580	$3.88	Jun 23, 2027	$11,695	Nil	Nil	Nil	26,795	$115,754
Ana Sofía Ríos	Nil	N/A	N/A	Nil	Nil	Nil	Nil	18,484	$79,851
Rob Krcmarov	Nil	N/A	N/A	Nil	Nil	Nil	Nil	24,937	$107,728
Scott Langley	Nil	N/A	N/A	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2023 of $4.32 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
2.	Calculated using market price at December 31, 2023 of $4.32.

3.	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company. For more meaningful disclosure, information is provided on unredeemed DSUs rather than unvested DSUs (as there are no unvested DSUs). The unredeemed value of DSUs is calculated using the closing market price of the Common Shares on the TSX on December 31, 2023 of $4.32.

4.	Upon the recommendation of the HRCC, the Board approved a one-time award of 500,000 Common Shares (the “Bonus Shares”) to Mr. Jeannes at a deemed issue price of $1.39 per Bonus Share (the “Issue Price”) in consideration for Mr. Jeannes acting as Chairman of the Board. The Issue Price is equal to the closing price of the Common Shares on the TSX Venture Exchange on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director.

DIRECTORS – INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table provides information concerning the value vested or earned under incentive award plans of the Company with respect to each non-executive director of the Company during the financial year ended December 31, 2023.

Name of Director	Option-Based Awards - Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Charles Jeannes	$32,397	$150,000	Nil
Tim Haldane	$16,937	$100,000	Nil
Elizabeth McGregor	$16,937	$100,000	Nil
Jean Robitaille	$16,937	$100,000	Nil
David Stephens	$16,937	$100,000	Nil
Tamara Brown	$12,936	$100,000	Nil
Ana Sofía Ríos	Nil	$100,000	Nil
Rob Krcmarov	Nil	$100,000	Nil
Scott Langley	Nil	Nil	Nil

Notes:

2.	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.

3.	“Value vested during the year” for share-based awards means the aggregate dollar value of the Common Shares that would be issued on the vesting of the DSUs. This amount is calculated using the closing market price of the Common Shares on the TSX on the dates on which the DSUs were awarded.

DEFERRED SHARE UNITS

DSUs are issued pursuant to the Company’s deferred share unit plan (the “DSU Plan”). Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive upon redemption, at the discretion of the Board, one Common Share, the cash equivalent thereof or a mix of both. DSUs vest immediately upon award; however, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company. See “ Securities Authorized for Issuance Under the Equity Compensation Plans” for additional information on the DSU Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER THE

EQUITY COMPENSATION PLANS

The following table sets forth aggregated information as at December 31, 2023, with respect to the compensation plan of the Company under which equity securities of the Company are authorized for issuance.

Plan Category		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Stock options	4,135,027(1)	$4.15	24,701,956(1)
	RSUs	580,219	N/A	1,839,264(2)
	DSUs	701,927	N/A	1,186,239(3)
	Replacement Options	1,388,270(4)	$7.25	NIL
	Total	6,805,443	N/A	27,727,459
Equity compensation plans not approved by securityholders
	Bonus shares(5)	500,000	N/A	Nil
Total:		7,305,443		27,727,459

Notes:

1.	The aggregate number of Common Shares reserved for issuance in respect of all outstanding stock options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company cannot exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis).
2.	The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 2,514,118 Common Shares. In addition, the number of Common Shares issuable pursuant to RSUs, together with Common Shares issuable under all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of issued and outstanding Common Shares (on a non- diluted basis).
3.	The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares. In addition, the number of Common Shares issuable pursuant to DSUs, together with Common Shares issuable under all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of issued and outstanding Common Shares (on a non- diluted basis).
4.	The Company completed the acquisition of Gold Standard Ventures Corp. (“Gold Standard”) on August 12, 2022. Gold Standard stock options (“GSV Options”) that were outstanding at such time were exchanged for stock options to acquire Common Shares (the “Replacement Options”) based on an exchange ratio of 0.1193 of one Common Shares for each Gold Standard share.
5.	Upon the recommendation of the HRCC, the Board approved a one-time award of 500,000 Bonus Shares to Charles Jeannes at a deemed Issue Price of $1.39 per Bonus Share in consideration for Mr. Jeannes acting as Chairman of the Board. The Issue Price is equal to the closing price of the Common Shares on the TSX Venture Exchange on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director.

10% ROLLING STOCK OPTION PLAN

The following provides a summary of the Stock Option Plan. The below summary is qualified in its entirely by the full text of the Stock Option Plan, a copy of which was filed on SEDAR+ on July 24, 2019, and on EDGAR on December 4, 2020 as Exhibit 99.64 to the Company’s Form 40-F.

The Stock Option Plan was implemented to provide effective incentives to senior officers, directors, employees (including management company employees) or consultants of the Company or its subsidiaries (the “Eligible Persons”) and to enable the Company to attract, retain and motivate experienced and qualified individuals in those positions by providing such individuals with the opportunity to acquire, through Common Share options, an increased proprietary interest in the Company. Upon exercise of an option, subject to the terms of the Stock Option Plan, such holder is entitled to receive one Common Share.

The Stock Option Plan provides that the aggregate number of Common Shares of the Company which may be available for issuance under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, will not exceed 10% of the total number of Common Shares of the Company issued and outstanding from time to time. As at December 31, 2023, there were 4,135,027 options outstanding under the Stock Option Plan, representing 1.31% of the outstanding Common Shares and 24,701,956 options remained available for grant (after taking into account the outstanding RSUs, DSUs and Replacement Options), representing 7.84% of the outstanding Common Shares. As at May 14, 2024, there were 4,275,014 options outstanding under the Stock Option Plan, representing 1.34% of the outstanding Common Shares and 24,553,553 options remain available for grant (after taking into account the outstanding RSUs, DSUs and Replacement Options), representing 7.71% of the outstanding Common Shares.

The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period, together with all other security based compensation arrangements of the Company (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Company’s Chairperson as “bonus shares”), shall not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued under options granted to insiders (as a group) under the Stock Option Plan, together with any other security based compensation arrangements of the Company, shall be 10% of the Common Shares. Accordingly, as of May 14, 2024, a maximum of 24,553,553 options remain available for grant to insiders (representing 7.71% of the outstanding Common Shares) and as of December 31, 2023, a maximum of 24,701,956 options remained available for grant to insiders (representing 7.84% of the outstanding Common Shares). The maximum number of Common Shares which may be issued within any one-year period to insiders (as a group) under the Stock Option Plan, or together with any other security based compensation arrangements of the Company, shall be 10% of the issued and outstanding Common Shares.

The maximum equity value that may be granted to each non-employee director under the Stock Option Plan, together with all security-based compensation arrangements of the Company, shall not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of stock options granted under the Stock Option Plan.

All options granted by the Company to date have had a term of five years expiring on the fifth anniversary of the date of the grant. Options granted under the Stock Option Plan, may vest and become exercisable at the discretion of the Board. Prior to the 2022 LTIP awards, stock options were issued with vesting conditions being one-third on the date of the grant, one-third on the first anniversary and one-third on the second anniversary of the grant. Commencing with the 2022 LTIP awards and going forward, stock options were issued with vesting conditions being one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant.

The Stock Option Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Company shall grant options under the Stock Option Plan.

The exercise price for the Common Shares of the Company under each option shall be determined by the Board on the basis of the “market price”, where “market price” shall mean the prior trading day closing price of the Common Shares on the TSX, and where there is no such closing price or trade on the prior trading day, “market price” shall mean the average of the daily high and low board lot trading prices of the Common Shares on the TSX for the five immediately preceding trading days. Subject to the provisions of the Stock Option Plan and the particular option, an option may be exercised by delivering a written notice of exercise to the Company along with payment in cash or certified cheque for the full amount of the purchase price of the Common Shares then being purchased. The Stock Option Plan does not contemplate that the Company will provide financial assistance to participants for the exercise or settlement of awards under the Stock Option Plan.

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Board at the time of granting the options provided, however, that the maximum term of any options awarded under the Stock Option Plan is 10 years. On the expiry date of an option it will expire and terminate, subject to any extension of such expiry date permitted in accordance with the Stock Option Plan.

An optionee who ceases to be an Eligible Person (as defined in the Stock Option Plan) for any reason other than as a result of having been dismissed for cause or as a result of the optionee’s death, may exercise any vested and unexpired options held by such optionee for a period of 90 days (or until the normal expiry date of the option rights of such optionee if earlier) from the date of cessation (unless such period is extended by the Board). In the event of death of an optionee, the optionee’s representative may exercise any vested and unexpired options held by the optionee for a period of 12 months from the optionee’s death (or until the normal expiry date of the option rights of such optionee if earlier). If an optionee ceases to be either an Eligible Person as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Stock Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such optionee under the Stock Option Plan.

In the event that the expiry date of an option expires during, or within 48 hours of a trading blackout period imposed by the Company, and neither the Company nor the individual in possession of the options is subject to a cease trade order in respect of the Company’s securities, then the expiry date of such option shall be automatically extended to the 10th business day following the end of the blackout period.

Options granted under the Stock Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such option will be exercisable, during an optionee’s lifetime, only by the optionee.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If a bona fide offer (an “Offer”) for Common Shares is made to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of applicable Canadian securities laws, all optioned shares subject to such stock option will become vested and the stock option may be exercised in whole or in part so as to permit the optionee to tender the optioned shares received upon such exercise, pursuant to the Offer.

In the event of (i) a Change of Control (as defined in the Stock Option Plan), and (ii) within 12 months of such Change of Control the Company terminates the employment of the Eligible Person for any reason other than just cause, or the Eligible Person resigns for “Good Reason” as defined in the employment agreement then all of a that person’s stock options will immediately vest on the date of such termination. In such event, all vested stock options will be exercisable, conditionally or otherwise, from such date until their respective expiry dates, subject to the terms of any employment agreement or other contractual arrangement between the person and the Company. If the person elects to exercise its stock options following a Change of Control, the holder of stock options shall be entitled to receive, and shall accept, in lieu of the number of Common Shares which the holder was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had the holder been the registered holder of the number of Common Shares to which it was entitled to purchase upon exercise of such stock options.

The Board may terminate, discontinue or amend the Stock Option Plan at any time, provided that, without the consent of an option holder, such termination, discontinuance or amendment may not in any manner adversely affect such optionee’s rights under any stock option granted under the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Stock Option Plan or options under the Stock Option Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the Stock Option Plan, other than adjustments by virtue of Section 15 of the Stock Option Plan;

(b)	amendments to reduce the exercise price, or cancel and reissue stock options;

(c)	amendments that extend the term of a stock option beyond the original expiry;

(d)	amendments to the definition of “Eligible Persons” under the Stock Option Plan that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation in Section 5 of the Stock Option Plan;

(e)	amendments to Section 14 of the Stock Option Plan that would permit stock options, or any other right or interest of an optionee under the Stock Option Plan, to be assigned or transferred, other than for normal estate settlement purposes;

(f)	amendments to the amendment provisions in Section 21 of the Stock Option Plan; or

(g)	amendments to the participation limits in Section 5 of the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Stock Option Plan or options under the Stock Option Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the exercise procedures or vesting provisions of a stock option or the Stock Option Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	to the take-over bid provisions provided for in Section 16 of the Stock Option Plan or the change of control provisions provided for in Section 17 of the Stock Option Plan. For greater certainty, any change made to Section 16 of the Stock Option Plan or Section 17 of the Stock Option Plan shall not allow optionees to be treated any more favourably than other holders of Common Shares with respect to the consideration that the optionees would be entitled to receive for their Common Shares in the event of a take-over bid or upon a Change of Control;

(e)	amendments to reflect changes to applicable securities laws; and

(f)	amendments to ensure that the stock options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a person to whom a stock option has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

The Stock Option Plan was last approved by Shareholders at the annual general and special meeting of the Company held on May 14, 2021. At the Meeting, Shareholders will be asked to approve the unallocated stock options under the Stock Option Plan. See “Particulars of Matters to be Acted Upon at the Meeting- Approval of Unallocated Options Under Stock Option Plan”.

RESTRICTED SHARE UNIT PLAN

The following provides a summary of the RSU Plan. The below summary is qualified in its entirely by the full text of the RSU Plan, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company’s RSU Plan dated April 2, 2020, was approved by Shareholders at the annual meeting held on May 13, 2020, and was implemented to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors and consultants of the Company due to the opportunity offered to them to acquire a proprietary interest in the Company and to secure for the Company and Shareholders the benefits inherent in the ownership of Common Shares by such persons. Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share.

The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 2,514,118 Common Shares (being 0.80% and 0.79% of the outstanding Common Shares as at December 31, 2023 and May 14, 2024, respectively). In addition, the number of Common Shares issuable pursuant to RSUs, together with Common Shares issuable under all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis). As at December 31, 2023, a total of 580,219 RSUs were outstanding under the RSU Plan, representing 0.18% of the outstanding Common Shares, and 1,839,264 RSUs remained available for grant, representing 0.58% of the outstanding Common Shares. As at May 14, 2024, a total of 847,316 RSUs were outstanding under the RSU Plan, representing 0.27% of the outstanding Common Shares, and 1,437,100 RSUs remained available for grant, representing 0.45% of the outstanding Common Shares.

The maximum number of RSUs available for grant to any one person, in a 12-month period, pursuant to the RSU Plan and any other security-based compensation arrangements of the Company (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Company’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares. In addition, the maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan, or together with any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of RSUs which may be granted to insiders (as a group), within any one-year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. Accordingly, as of May 14, 2024, a maximum of 1,437,100 RSUs remain available for grant to insiders (representing 0.45% of the outstanding Common Shares) and as of December 31, 2023, a maximum of 1,839,264 RSUs remained available for grant to insiders (representing 0.58% of the outstanding Common Shares).

The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security-based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU in any financial year).

RSUs vest one-third on each of the first, second and third anniversary of the date of grant.

The following table sets out the burn rate of RSUs for the three most recently completed financial years:

Year	RSUs Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate
2023	295,429	311,482,000	0.1%
2022	172,301	272,202,000	0.1%
2021	235,091	241,379,000	0.1%

The RSU Plan provides that RSUs may be granted by the Board, or, if the Board so delegates, by the HRCC which administers the RSU Plan to eligible employees, directors, officers and consultants of the Company or an affiliate as remuneration to such participant, as determined in the sole and absolute discretion of the Board. The number of RSUs awarded will be credited to the participant’s account effective as of the grant date.

For purposes of determining the number of Common Shares that remain available for issuance under the RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Company and/or cancelled without the Restricted Period (as defined below) having expired shall be added back to the RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued shall not be available for future grant.

Each RSU granted to a participant, subject to the terms of the RSU Plan, entitles such participant to receive one Common Share for each RSU on the date following the period of time that such RSU is not exercisable and the participant holding such RSU is ineligible to receive Common Shares (the “Restricted Period”) or such date after the after the Restricted Period to which the participant, other than a US Participant (as defined below), has elected to defer receipt of the Common Shares (the “Deferred Payment Date”) provided, that for a US Participant, the date of issuance shall not be more than 90 days after the end of the Restricted Period and provided further, that such participant does not have a choice as to the taxable year of issuance. Participants who elect to set a Deferred Payment Date must give the Company written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Company not later than thirty (30) days prior to the Deferred Payment Date.

The Board will have the absolute discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date on which dividends were paid by the Company.

Unless otherwise determined by the Board, in the event that any Restricted Period expires or, if applicable, any Deferred Payment Date occurs during, or within 48 hours after, a self-imposed blackout period on the trading of securities of the Company, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such blackout period has expired.

If the employment or services of the participant that has been continuously employed by the Company or an affiliate since the date the RSUs were granted are terminated during the Restricted Period, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the Board in its sole discretion, all RSUs will be forfeited by the participant (other than any vested RSUs that have been deferred prior to such termination or resignation), and be of no further force and effect, as of the date of termination or resignation. In the event of termination without cause or resignation for good reason during the Restricted Period, the Company shall issue forthwith Common Shares in accordance with the RSUs held by the participant on the date of termination, notwithstanding any applicable Deferred Payment Date, provided, that for a participant who would be subject to taxation under the United States Internal Revenue Code of 1986, as amended (a “US Participant”), the date of issuance or payment shall not be more than 90 days after the date of the participant’s termination or resignation and provided further, that such US Participant does not have a choice as to the taxable year of payment. In the event of termination without cause or resignation for good reason following the Restricted Period and prior to the Deferred Payment Date, the Company shall issue forthwith Common Shares in accordance with the RSUs held by the participant. In the event of death, any Common Shares represented by RSUs held by the participant on the date of the participant’s death shall be immediately issuable by the Company notwithstanding any Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the participant’s death and provided further, that such participant’s estate does not have a choice as to the taxable year of issuance. In the event of the total disability of a participant, any Common Shares represented by RSUs held by the participant on the date on which the participant is determined to be totally disabled, shall be immediately issuable by the Company notwithstanding any applicable Deferred Payment Date(s), provided, that for a US Participant the date of issuance shall not be more than 90 days after the date on which the participant is determined to be totally disabled and provided further, that such participant does not have a choice as to the taxable year of issuance. In the event of (i) a Change of Control (as defined in the RSU Plan), and (ii) within 12 months of such Change of Control the Company terminates the employment of the participant for any reason other than just cause, then all unvested RSUs outstanding shall immediately vest on the date of such termination, and the Company shall forthwith issue the Common Shares to the participant, notwithstanding any stated vesting period or any applicable Deferred Payment Date; provided, that for a US Participant, except as described below in this paragraph, the date of issuance shall not be more than 90 days after the date of the participant’s termination and provided further, that such participant does not have a choice as to the taxable year of issuance. In any event, upon a Change of Control, participants shall not be treated any more favourably than Shareholders with respect to the consideration that the participants would be entitled to receive for their Common Shares, provided, however, that for a US Participant, any issuance must occur in full within five years of the date of the Change of Control.

Pursuant to the terms of the RSU Plan, the Board or the HRCC, as the case may be, may discontinue or amend the RSU Plan at any time, provided that, without the consent of a participant, such discontinuance or amendment may not in any manner adversely affect the participant’s rights under any RSU granted under the RSU Plan.

The Board may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a)	amendments to increase the number of Common Shares, subject to the RSU Plan, which may be issued pursuant to the RSU Plan;

(b)	amendments to the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue RSUs;

(d)	amendments to the amendment provisions of the RSU Plan;

(e)	amendments that extend the term of an RSU;

(f)	amendments to the participation limits as set out in the RSU Plan; or

(g)	amendments that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board may, subject to receipt of requisite regulatory approval, where required, but not subject to Shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of an RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Board in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If there is an increase in the number of Common Shares outstanding for any reason, other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset), there will be no adjustment to the number of Common Shares that a participant will receive under his or her RSU grant letter award and no adjustment to the number of Common Shares available under the RSU Plan.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

The RSU Plan was last approved by Shareholders at the annual and special meeting of the Company held on May 13, 2020.

DEFERRED SHARE UNIT PLAN

The following provides a summary of the DSU Plan. The below summary is qualified in its entirely by the full text of the DSU Plan, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company’s existing DSU Plan which, among other things, provides for the award of DSUs to directors who, at the relevant time, are not otherwise employees or consultants of the Company or of any of its affiliates, as further described below. Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive one Common Share. The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares (representing 0.63% of the outstanding Common Shares). In addition, the number of Common Shares issuable pursuant to DSUs, together with Common Shares issuable under all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis). As at December 31, 2023, a total of 701,927 DSUs were outstanding under the DSU Plan, representing 0.22% of the outstanding Common Shares, and 1,186,239 DSUs remained available for grant, representing 0.38% of the outstanding Common Shares. As at May 14, 2024, 894,903 DSUs were outstanding under the DSU Plan, representing 0.28% of the outstanding Common Shares, and 993,263 DSUs remain available for grant, representing 0.31% of the outstanding Common Shares.

The maximum number of Common Shares issuable to any one person, in a 12-month period, pursuant to the DSU Plan and any other security-based compensation arrangements of the Company (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Company’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the DSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of DSUs which may be granted to insiders (as a group), within any one year period, pursuant to the DSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. Accordingly, as of May 14, 2024, a maximum of 993,263 DSUs remain available for grant to insiders (representing 0.31% of the outstanding Common Shares) and as of December 31, 2023, a maximum of 1,186,239 DSUs remained available for grant to insiders (representing 0.38% of the outstanding Common Shares.

The maximum value of DSUs which may be granted to each eligible director who is not also an employee or consultant of the Company or any affiliate, together with all security based compensation arrangements of the Company, shall not exceed $150,000 (based on the market value of the DSUs) in any financial year.

DSUs vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company.

The following table sets out the burn rate of DSUs for the three most recently completed financial years:

Year	DSUs Awarded	Weighted Average Securities Outstanding	Burn Rate
2023	142,202	311,482,000	0.0%
2022	69,290	272,202,000	0.0%
2021	62,503	241,379,000	0.0%

The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and Shareholders by linking a portion of annual director compensation, as determined by the Board from time to time, to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Company by motivating, attracting and retaining the directors of the Company and its affiliates and encouraging their commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares. The DSU Plan is administered by the Board, or, if the Board so delegates, by the HRCC. The Board has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Board deems necessary to comply with the provisions of the DSU Plan.

For purposes of determining the number of Common Shares that remain available for issuance under the DSU Plan, the number of Common Shares underlying any grants of DSUs that are surrendered, forfeited, waived, repurchased by the Company and/or cancelled shall be added back to the DSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of DSUs that are issued shall not be available for future grant.

Under the DSU Plan, non-executive directors may receive a grant of DSUs, as determined by the Board from time to time. Each DSU entitles the participant to payment in fully-paid Common Shares, issued from the treasury of the Company, a cash payment, in an amount equal to the number of DSUs held by the participant on the date the participant ceases to be an eligible director for any reason whatsoever (the “Separation Date”) multiplied by the fair market value of one Common Share on the date the DSU is redeemed, in lieu thereof, or any combination thereof, at the Board’s discretion. DSUs must be retained until the eligible director leaves the Board, at which time the DSUs will be paid out. In the event dividends are declared and paid, additional DSUs may be credited to reflect dividends paid on the Common Shares, at the absolute discretion of the Board. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant’s account had been Common Shares divided by the market value of a Common Share on the date on which dividends were paid by the Company.

Unless otherwise determined by the Board, in the event that any Separation Date occurs during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Company, settlement of the applicable DSUs will occur on the applicable Redemption Date (as defined in the DSU Plan).

Each outstanding DSU held by a participant shall be redeemed by the Company on the participant’s Separation Date, less applicable taxes and other source deductions required to be held by the Company. Fractional DSUs will be cancelled.

The Company or its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes required to be paid by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Common Shares or cash made under the DSU Plan including, without limitation, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the DSU Plan, until such time as the participant has paid any amount which the Company and its affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Common Shares, the Company shall have the right to require that a participant sell a given number of Common Shares to the Company or an affiliate of the Company sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Company in connection with payments made in satisfaction of the participant’s vested DSUs.

The Board may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the DSU Plan or to DSUs under the DSU Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the DSU Plan;
(b)	amendments to the amendment provisions of the DSU Plan;
(c)	amendments to cancel and reissue DSUs;
(d)	amendments that extend the term of a DSU;

(e)	amendments to the participation limits in the DSU Plan;
(f)	amendments that would permit DSUs to be transferred other than for normal estate settlement purposes; or
(g)	materially modify the requirements as to eligibility for participation in the DSU Plan.

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, without Shareholder approval, make all other amendments to the DSU Plan or to DSUs under the DSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;
(b)	amendments to the definitions;
(c)	amendments to reflect changes to applicable securities laws; and
(d)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a DSU has been granted may from time to time be a resident or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Board with respect to the number of Common Shares available under the DSU Plan and the number of Common Shares subject to or underlying any DSU as the Board may determine. However, if there is an increase in the number of Common Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Common Shares that a participant will receive under his or her DSU grant letter award and no adjustment to the number of Common Shares available under the DSU Plan.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the DSU Plan.

The DSU Plan was last approved by Shareholders at the annual and special meeting of the Company held on June 12, 2019.

REPLACEMENT OPTION PLAN

The Company completed the acquisition of Gold Standard on August 12, 2022. Under the terms of the transaction, all GSV Options that were outstanding at such time were exchanged for Replacement Options based on an exchange ratio of 0.1193 of one Common Share for each Gold Standard share. 1,758,334 Replacement Options were originally issued. As of December 31, 2023, there were 1,388,270 Replacement Options outstanding, representing 0.44% of the outstanding Common Shares and, as of May 14, 2024, there were 1,255,158 Replacement Options outstanding, representing 0.39% of the outstanding Common Shares. No additional grants of Replacement Options will be made.

The Replacement Options held by or on behalf of an individual who continued as a director, officer, employee or consultant of the Company following its acquisition of Gold Standard are exercisable until the original expiry date of the exchanged GSV Options, and the Replacement Options held by or on behalf of an individual who did not continue as a director, officer, employee or consultant of the Company following the acquisition are exercisable until the earlier of August 12, 2024 and the original expiry date of the exchanged GSV Options. GSV Options were originally issued with a term of five years from the date of grant. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the GSV Option so exchanged, and will be governed by the terms of Gold Standard’s 2020 Option Plan (the “Replacement Option Plan”).

Under the Replacement Option Plan, if an optionee ceases to be a director, office, employee, consultant or management company employee of the Company or its affiliates due to termination without cause, only such Replacement Options that have vested will be exercisable for a period that is the earlier of (i) 90 days following the termination of the optionees relationship with the Company; or (ii) the expiry date of the grant of options. If an optionee ceases to be a director, office, employee, consultant or management company employee of the Company or its affiliates due to death or disability, only such Replacement Options that have vested will be exercisable for a period that is the earlier of (i) 12 months following the termination of the optionees relationship with the Company; or (ii) the expiry date of the grant of options. If an optionee who satisfies the definition of an individual consultant or management company employee, the optionee’s employer: (a) ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee or optionee’s employer is employed or engaged; (b) ceases to be a director/officer, employee, consultant or management company employee of the Company and any of its affiliates by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or (c) ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute, only such Replacement Options that have vested will be exercisable for a period that is the earlier of (i) the date on which the optionee ceases to be in at least one of the categories of eligible persons under the plan; or (ii) the expiry date of the grant of options.

The Board may amend or terminate the Replacement Option Plan at any time if and when it is advisable; provided, however, that no such amendment or termination shall adversely affect any outstanding Replacement Options without the consent of the optionee. Any amendment to the Replacement Option Plan shall also be subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where applicable, the approval of the Shareholders. The types of amendments that do not require the approval of the Shareholders include, but are not limited to: (a) amendments of a ‘‘housekeeping’’ nature, including those required to clarify any ambiguity or rectify any inconsistency in the Replacement Option Plan; (b) amendments made to comply with any changes required by applicable regulatory authorities having jurisdiction over securities of the Company from time to time including, but not limited to, the TSX or other mandatory provisions of applicable law; (c) amendments which are advisable to accommodate changes in tax laws; (d) the extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the Replacement Option; (e) amendments to the vesting provisions of any Replacement Option; and (f) amendments to the terms of Replacement Options in order to maintain their value in connection with an adjustment in the Common Shares of the Company as contemplated under the Replacement Option Plan. The Board may not, without the prior approval of the Shareholders, make amendments to the Replacement Option Plan in certain circumstances, including: (a) to reduce the exercise price of any outstanding Replacement Option; (b) to extend the expiry date of any Replacement Options, except where the expiry date is extended because it would have occurred during a blackout period; (c) to amend the non-assignability provision contained the plan, except as otherwise permitted by the TSX or for estate planning or estate settlement purposes; (d) to add or change the provisions relating to any form of financial assistance provided by the Company to participants in the Replacement Option Plan that would facilitate the purchase of securities under the plan; and (e) to amend the amending provisions of the Replacement Option Plan.

All Replacement Options are non-assignable and non-transferable, except in the event of death of an optionee and, if issued to insiders or granted at an exercise price less than market price.

If a Replacement Option expiry date falls on a date which is during or within two business days from an applicable trading blackout, the expiry date will be extended to 10 days following the expiration of the blackout period.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and executive officers, or former directors or executive officers, nor any associate of such individuals, of the Company is as at the date hereof, or has been, during the financial year ended December 31, 2023, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Orla or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Orla or any of its affiliates or subsidiaries.

OTHER BUSINESS

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the Common Shares represented by the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

SHAREHOLDER PROPOSALS

The CBCA permits certain eligible shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual meeting of shareholders. Shareholder proposals for the annual meeting of shareholders in 2025 must be received by the Company between January 21, 2025 and March 22, 2025. It is the Company’s position that Shareholder proposals need be recognized only if made in accordance with the provisions of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Company’s comparative financial statements for the year ended December 31, 2023 and 2022, and related and management’s discussion and analysis which can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on the Company’s website at www.orlamining.com. Shareholders may also obtain these documents, without charge, upon request at Orla Mining Ltd., Suite 1010 – 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular have been approved by the directors of the Company and a copy of this Circular has been sent to each director, the auditor of the Company and each Shareholder entitled to notice of the Meeting.

DATED as of the 14th day of May, 2024.

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

ORLA MINING LTD.

MANDATE OF THE BOARD OF DIRECTORS

INTRODUCTION

The directors of Orla Mining Ltd. (the “Company” or “Orla”) are elected by the Company’s shareholders and are responsible for the stewardship of the business and affairs of the Company. The board of directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the long-term operational and financial goals and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

1.	DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental, Sustainability, Health & Safety Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Orla’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Appointment of Management

(a)	The Board is responsible for approving the appointment of Orla’s Chief Executive Officer and other senior officers. The Compensation Committee is responsible for approving the compensation of the Chief Executive Officer and the other executive officers, senior management and key personnel of the Company.

(b)	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

(c)	The Board oversees that succession planning programs are in place, including the appointment and monitoring of senior management. The Board is responsible for approving succession plans for the Chief Executive Officer and the other senior officers of the Company.

Board Organization

(a)	The Board is responsible for managing its own affairs including approving its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee appointments and committee mandates.

(b)	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation matters relating to the Board, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

(a)	The Board has oversight responsibility to participate directly, and through its committees, in developing, reviewing and approving the business objectives and goals of the Company.

(b)	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals.

(c)	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

(d)	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view of maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board is responsible for enhancing congruence between shareholder expectations, corporate objectives and management performance.

(b)	The Board is responsible for:

monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and taking action when Orla’s performance falls short of its goals, or when other special circumstances warrant.

The Board is responsible for reviewing and approving the annual consolidated audited financial statements, the interim consolidated financial statements, and the notes and management's discussion and analysis accompanying such financial statements, as well as Orla’s management information circular and annual information form.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under Orla's governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material assets and material expenditures.

Risk Management

(a)	The Board is responsible for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to Orla's shareholders.

Environmental Oversight

(a)	The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws.

Policies and Procedures

(a)	The Board is responsible for:

approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

approving policies and procedures designed to ensure that Orla operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

(a)	The Board will review from time to time as circumstances warrant the Company’s corporate disclosure procedures to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

(b)	The Board is responsible for:

overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

reporting annually to shareholders on its stewardship for the preceding year; and overseeing Orla’s implementation of systems to accommodate feedback from shareholders.

2.	ADOPTION

ADOPTED AND APPROVED by the Board on December 6, 2016.

AMENDED AND APPROVED by the Board on August 10, 2020